SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 6, 2007

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street, Newtown
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No <u>X</u>

Enclosure: Press release – ANGLOGOLD ASHANTI REPORT FOR THE QUARTER 31 MARCH 2008 PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS

AngloGold Ashanti

Report

for the quarter ended 31 March 2008

Group results for the quarter ….

- Adjusted headline earnings at $105m, up significantly on the prior quarter's $18m.
- Production at 1.2Moz, 9% higher than guidance provided in February 2008.
- Total cash costs at $430/oz, significantly below guidance, but 6% higher than previous quarter following reduced production.
- Net delta hedge reduced by 1.13Moz to 9.26Moz.
- Marked improvement in safety performance, with fatality injury frequency rate down 80% since launch of safety campaign in November 2007.
- Greenfields project yields resources of 12.9Moz from 100% owned La Colosa project in Colombia, with additional upside.
- Offer to purchase minority interest in CC&V initiated, royalties sold for $13.75m and equity position in B2Gold taken to accelerate certain Colombian greenfields projects.
- Production outlook increased for the year following higher allocation of power and own energy initiatives, which will see South African operations moving towards full capacity.

		Quarter ended Mar 2008	Quarter ended Dec 2007	Quarter ended Mar 2007	Year ended Dec 2007	Quarter ended Mar 2008	Quarter ended Dec 2007	Quarter ended Mar 2007	Year ended Dec 2007
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	**37,210**	42,556	41,239	170,365	**1,196**	1,368	1,326	5,477
Price received [1]	- R/kg / $/oz	**183,945**	149,312	139,953	142,107	**755**	687	602	629
Total cash costs	- R/kg / $/oz	**104,461**	87,744	76,991	80,490	**430**	404	332	357
Total production costs	- R/kg / $/oz	**136,200**	122,344	99,905	107,415	**561**	563	430	476
Financial review									
Gross (loss) profit	- Rm / $m	**(3,359)**	(2,354)	778	(524)	**(77)**	(355)	147	(136)
Gross (loss) profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts [2]	- Rm / $m	**2,095**	1,309	1,832	6,590	**274**	195	253	935
(Loss) profit attributable to equity shareholders	- Rm / $m	**(3,812)**	(3,199)	(150)	(4,269)	**(142)**	(482)	19	(668)
Headline (loss) earnings [3]	- Rm / $m	**(3,880)**	(3,095)	(135)	(4,136)	**(151)**	(466)	21	(648)
Headline earnings adjusted for the loss on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [4]	- Rm / $m	**813**	117	702	1,971	**105**	18	97	278
Capital expenditure	- Rm / $m	**1,930**	2,315	1,417	7,444	**257**	339	196	1,059
(Loss) profit per ordinary share	- cents/share								
Basic		**(1,351)**	(1,136)	(53)	(1,516)	**(50)**	(171)	7	(237)
Diluted		**(1,351)**	(1,136)	(53)	(1,516)	**(50)**	(171)	7	(237)
Headline [3]		**(1,376)**	(1,099)	(48)	(1,470)	**(54)**	(165)	7	(230)
Headline earnings adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond [4]	- cents/share	**288**	42	250	700	**37**	6	34	99
Dividends	- cents/share				143				19

Notes:
1. *Refer to note D Non-GAAP disclosure for the definition.*
2. *Refer to note B on Non-GAAP disclosure for the definition.*
3. *Refer to note 8 of Notes for the definition.*
4. *Refer to note A of Non-GAAP disclosure.*

$ represents US dollar, unless otherwise stated.

Rounding of figures may result in computational discrepancies.

Quarter 1 2008

Operations **at a glance**

for the quarter ended 31 March 2008

	Production		Total cash costs		Cash gross profit [1]		Gross (loss) profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts [2]	
	oz (000)	% Variance [3]	$/oz	% Variance [3]	$m	% Variance [3]	$m	% Variance [3]
Mponeng	132	(3)	253	(17)	63	21	52	33
Sunrise Dam	119	(21)	455	31	35	(26)	23	(32)
AngloGold Ashanti Brasil Mineração	72	(21)	316	26	35	(5)	25	(4)
Great Noligwa	107	(8)	400	(26)	35	119	26	420
Kopanang	90	(13)	353	7	34	(6)	19	(30)
Cripple Creek & Victor J.V.	58	(35)	284	3	29	(19)	22	(21)
Siguiri [4]	93	12	436	(1)	27	93	21	425
TauTona	74	(24)	386	8	26	(19)	17	42
Obuasi	87	4	517	6	19	258	2	109
Sadiola [4]	36	(10)	405	(3)	16	100	11	57
Iduapriem	47	4	452	9	15	200	10	400
Morila [4]	40	(23)	409	17	14	(30)	11	(31)
Cerro Vanguardia [4]	28	(45)	553	78	11	(21)	7	(13)
Serra Grande [4]	21	-	290	(1)	9	-	7	-
Tau Lekoa	35	(13)	529	3	8	14	3	200
Savuka	14	(18)	367	(13)	5	-	3	(25)
Yatela [4]	17	(23)	522	(5)	4	100	4	300
Navachab	15	(25)	490	(7)	4	-	3	-
Moab Khotsong	25	9	578	(17)	4	167	1	105
Geita	64	10	717	(1)	1	113	(13)	19
Other	22	(27)			24	(41)	18	(45)
AngloGold Ashanti	1,196	(13)	430	6	419	17	274	41

[1] Refer to note F Non-GAAP disclosure for the definition.
[2] Refer to note B of Non-GAAP disclosure for the definition.
[3] Variance March 2008 quarter on December 2007 quarter – increase (decrease).
[4] Attributable.

Rounding of figures may result in computational discrepancies.

Financial and **operating review**

OVERVIEW FOR THE QUARTER

Following the successful launch of the company's "Safety is our first value" campaign during the fourth quarter of 2007, the early indications of an improved safety performance are encouraging.

For the quarter, a lost time injury frequency rate of 7.60 per million hours worked was achieved, which marks an improvement against a rate of 8.08 in the prior quarter and 8.24 for the 2007 year. In respect of medical treatment injury rates, a 12% improvement has been noted against the 2007 rate of 27.85. The fatal injury frequency rate for the quarter was 0.13 per million hours worked, against a rate of 0.21 per million hours for the previous quarter. This rate compares favourably against the rate of 0.36 recorded for the first quarter of 2007, and is 37% lower than any previous first quarter result in the history of the company, and 80% lower since the introduction of the safety campaign.

Leading safety indicators at the South African operations showed an improvement, with four of the seven operations recording improved accident rates. Elsewhere in Africa, Navachab, Yatela, Iduapriem, Siguiri and Geita were all injury free. Iduapriem achieved a further milestone with five million shifts recorded without a lost time injury at the end of March 2008.

During the quarter, regrettably five employees lost their lives, with three accidents recorded at the South African operations and one each at Obuasi in Ghana and Serra Grande in Brazil. This tragic loss of life underscores the ongoing need for safety to remain the key focus for every manager and employee in the company.

Gold production for the quarter reduced by 13% to 1.2Moz, mainly as a result of the power shortage and year-end holiday breaks at the South African operations; together with planned lower production from Sunrise Dam as mining grades normalised following the completion of mining in the high grade zone during 2007; at CC&V where production declined as a result of higher stacking levels, and at Cerro Vanguardia where lower feed grades and problems with agitators resulted in reduced production. Total cash costs at $430/oz, was 6% higher than the previous quarter, which was primarily impacted by the reduced production and inflation, partially mitigated by weaker local currencies and an improved by-products contribution.

Gold production and cost performance, did however, show an improvement on guidance provided at the end of the fourth quarter, following excellent work undertaken in the South African operations to mitigate the negative impact of the Eskom power situation.

Adjusted headline earnings for the quarter were $105m, compared with $18m in the previous quarter which was distorted due to annual accounting adjustments. Higher received gold prices and a tax credit following reduction in tax rates in South Africa also contributed to the increase in earnings.

Despite a higher gold price, the total net delta hedge reduced by 1.13Moz to 9.26Moz at 31 March 2008, and total commitments reduced from 11.28Moz to 10.03Moz. The reductions were due to delivery into maturing contracts and additional hedge buy-backs that were effected during the quarter.

In addition to a total of 6.95Moz attributable (9.1Moz on a 100% basis) of JORC Inferred and Indicated Resources declared by AngloGold Ashanti on 31 December 2007, a further 12.9Moz of new Inferred Resources has been defined at AngloGold Ashanti's 100% owned La Colosa project in Colombia.

Based upon present drilling and geochemical observations, the La Colosa mineral systems including the La Belgica sector, remains open to the north and south, and three additional targets immediately surround the known La Colosa mineralisation. A conceptual study is planned to be completed in the second quarter of 2008.

This is the first significant gold porphyry discovery in the Colombian Andes, where AngloGold Ashanti has a first mover advantage with a land position of some $37,500km^2$, with significant potential to increase the resource at La Colosa and at other projects in Colombia.

On 14 January 2008, AngloGold Ashanti announced that it had agreed to acquire 100% of Golden Cycle Gold Corporation (GCGC) through a transaction in which GCGC's shareholders will receive 29 AngloGold Ashanti ADRs for every 100 shares of GCGC common stock held. GCGC holds a 33% shareholding in CC&V, while AngloGold Ashanti holds the remaining 67%. This transaction is subject to a number of regulatory and statutory approvals, including approval by GCGC shareholders.

On 14 February 2008, AngloGold Ashanti entered into a binding memorandum of agreement with B2Gold, whereby B2Gold will acquire from AngloGold Ashanti, certain mineral properties in Colombia. In exchange, B2Gold will issue to AngloGold Ashanti, 25m common shares and 21.4m common share purchase warrants. AngloGold Ashanti would then hold approximately 15.9% of B2Gold's issued and outstanding shares and fully diluted interest in B2Gold upon the exercise of the 21.4m warrants, would be approximately 26%.

In late February 2008, certain North American royalty and production related payment interests of the El Chanate and Marigold projects were sold to Royal Gold for $13.75m.

With regard to the power management in South Africa, Eskom, the national provider, increased power supply to 96.5% from 90% in late March 2008. Subject to the power stability and availability at 96.5% level, production for 2008 is expected to increase to a range of 4.9Moz to 5.1Moz for the company. This compares favourably to prior guidance of 4.8Moz to 5.0Moz. Given inflationary trends currently being experienced, total cash costs are anticipated to be between $440/oz and $460/oz, based on the following average exchange rate assumptions: R/$7.88, A$/$0.91, BRL/$1.71 and Argentinean peso/$ 3.16. Capital expenditure for the year is estimated at $1,262m, and will be managed in line with profitability and cash flow.

Production for the second quarter of 2008, based on 96.5% stabilised power, is estimated to be 1.22Moz at an average total cash cost of $464/oz, assuming the following average exchange rates: R/$7.80, A$/$0.91, BRL/$1.71 and Argentinean peso/$ 3.16. Capital expenditure is estimated at $328m.

OPERATING RESULTS FOR THE QUARTER

SOUTH AFRICA

At **Great Noligwa**, power shortages, safety related stoppages and the slow build-up from the year-end break, resulted in a 14% lower volume mined, offset marginally by an improvement in yield from reduced waste dilution. Consequently, gold production was down 8% to 3,326kg (107,000oz). Total cash costs improved 18% to R96,801/kg ($400/oz), primarily due to uranium purchases in the previous quarter to meet contractual obligations, and the adjusted gross profit increased to R202m ($26m).

The Lost-Time Injury Frequency Rate (LTIFR) was 15.10 lost-time injuries per million hours worked (13.24 for the previous quarter).
One person died in a fall of ground accident during the quarter.

Gold production at **Kopanang** reduced by 13% to 2,794kg (90,000oz), as a result of power shortages, increased team training and the slow start-up after the year-end break. This was further compounded by a decreased yield of 10%, resulting from increased tramming widths. As a result of the reduced production, total cash costs increased by 20% to R85,530/kg ($353/oz), and together with an unfavourable inventory movement, the adjusted gross profit was 16% lower at R151m ($19m).

The LTIFR deteriorated to 14.37 (11.13). The mine experienced two fatal accidents during the quarter.

The build-up at **Moab Khotsong** continues, with a 5% higher gold production to 764kg (25,000oz), despite damaged de-watering pumps and reduced power availability. Total cash costs were 6% lower at R141,898/kg ($578/oz). The adjusted gross loss of R151m ($22m) in the previous quarter improved to a profit of R11m ($1m).

The LTIFR improved to 10.97 (12.16).

At **Tau Lekoa**, despite a marginally improved yield of 1%, volumes were down 10% due to reduced power and safety related stoppages. As a result, gold production was down 12% to 1,093kg (35,000oz), and consequently total cash costs increased 15% to R128,576/kg ($529/oz). Adjusted gross profit increased to R28m ($3m), from R6m ($1m) in the previous quarter.

The LTIFR deteriorated to 20.45 (15.57).

Gold production at **Mponeng** was down 3% to 4,093kg (132,000oz), following reduced tonnage throughput of 10% due to power shortages and the slow build-up from the year-end break. Despite the lower production, total cash costs decreased by 7% to R61,113/kg ($253/oz) following an increase in lock-up tonnages, resulting in a favourable inventory movement. The adjusted gross profit increased 54% to R404m ($52m).

The LTIFR improved by 9% to 10.57 (11.57).

At **Savuka,** mining volumes were down by 24%, and together with a lower yield of 11% caused by reduced sweepings, resulted in gold production decreasing 17% to 448kg (14,000oz).

Despite the reduced production, total cash costs were 4% lower at R88,349/kg ($367/oz), primarily as a result of a favourable inventory movement. The adjusted gross profit declined 7% to R27m ($3m), primarily as a result of the lower production.

The LTIFR improved to 13.32 (17.23).

TauTona's tonnage throughput was down 18% and yield was 7% lower, resulting from a change in the rock engineering strategy due to geological risk, power shortages and the year-end break. Gold production was down 23% to 2,311kg (74,000oz) and consequently, total cash costs rose by 20% to R93,118/kg ($386/oz). However, due to a higher received price and lower amortisation charge, the adjusted gross profit rose 63% to R135m ($17m).

The LTIFR improved to 12.50 (17.82).

ARGENTINA

At **Cerro Vanguardia** (92.5% attributable), gold production decreased 45% to 28,000oz, due to lower feed grade and problems associated with the agitators in the leach tanks. Total cash costs rose 78% to $553/oz as a result of lower gold produced, higher labour and fuel costs, but this was partially offset by a higher silver by-product contribution. Adjusted gross profit decreased 13% to $7m as a result of higher costs.

The LTIFR was 6.12 (1.79).

AUSTRALIA

Sunrise Dam continued to perform in accordance with the planned production schedule, producing 119,000oz for the quarter. As expected gold production was 21% lower due to mining having passed through the high grade GQ lode, which saw the operation reach record production levels in 2007. Total cash costs increased 28% to A$502/oz ($455/oz), owing to the lower gold production, stockpile movements and higher costs associated with increased mining activities from the underground operations. As a result, adjusted gross profit decreased by 34% to A$25m ($23m).

During the quarter, production from underground mining continued from the Sunrise Shear, Western Shear and Cosmo lodes. A total of 255m of underground capital development and 1,715m of operational development were completed during the quarter.

The LTIFR was 6.88 (2.59).

BRAZIL

At **AngloGold Ashanti Brasil Mineração**, production decreased 21% to 72,000oz, as a result of the lower tonnage throughput and feed grade from Cuiabá Mine following backfill difficulties, availability of fleet equipment and rock mechanic problems. Total cash costs rose 26% to $316/oz, primarily due to lower gold produced and stronger local currency partially offset by an improved acid by-product contribution and reduced power consumption. Adjusted gross profit decreased 4% to $25m mainly due to the 10% lower gold sold and higher costs, partially offset by the higher gold price.

The LTIFR was 4.39 (1.96).

At **Serra Grande** (50% attributable), gold production remained on par with the previous quarter at 21,000oz. Total cash cost decreased 1% to $290/oz, following efficiencies arising from reduced power consumption and equipment rental, offsetting the effects of lower gold produced and local currency appreciation. The adjusted gross profit remained at $7m, mainly due to the higher received price and lower costs, partially reduced by lower gold sold.

The LTIFR was 2.00 (1.90). The operation had a fatal accident during the quarter.

GHANA

Production at **Obuasi** improved by 4% to 87,000oz, due to the treatment of higher tailings material as well as an improvement in grade.

Despite the higher production, total cash costs increased 6% to $517/oz, negatively impacted by unplanned plant stoppages to repair faults on the ball mill, increased fuel and reagent prices, and higher royalty payments. Adjusted gross profit increased to $2m from the previous quarter's loss of $23m.

LTIFR improved to 2.27 (3.97). The mine had one fatal accident during the quarter.

At **Iduapriem** gold production rose 4% to 47,000oz mainly due to a higher tonnage throughput following the installation of an additional crushing unit. Total cash costs increased 9% to $452/oz, due to higher royalty payments and inflationary pressures on mining contractors and fuel costs.

Adjusted gross profit at $10m was $8m higher than the previous quarter due to improved received prices and rehabilitation provisions recorded in the previous quarter.

LTIFR was 0.00 (0.72).

REPUBLIC OF GUINEA

At **Siguiri** (85% attributable) production increased 12% to 93,000oz, as a result of improved yields due to mining in higher grade pits.

Total cash costs decreased to $436/oz despite higher royalty payments and inflationary pressures arising from the higher oil price, offset by the increase in production.

Adjusted gross profit of $21m for the quarter was $17m higher than the previous quarter due to the increased gold production and improved gold prices.

LTIFR was 0.00 (0.50).

MALI

Gold production at **Morila** (40% attributable) was 23% lower than the previous quarter at 40,000oz due to a 20% decline in recovered grade and a 2% lower tonnage throughput. The decline in grade was anticipated and is in line with the operating plan. Tonnage throughput was adversely affected during the quarter by plant downtime resulting from the replacement of the SAG mill gearbox and extended mill relining. Total cash costs increased 17% to $409/oz mainly due to the grade related decline in production. Higher fuel prices and a weaker US dollar also put pressure on operating costs but were offset by cost control efforts. Adjusted gross profit reduced by $5m to $11m due to lower production and sales.

The LTIFR was 3.32 (0.00).

At **Sadiola** (38% attributable), production was 10% lower at 36,000oz with a 5% increase in recovered grade being offset by a planned decrease in tonnage throughput from treating sulphide ore. Total cash costs decreased to $405/oz despite the impact of lower gold production, higher fuel prices, weaker US dollar and increased royalty charges, which were offset by a favourable inventory movement.

Adjusted gross profit improved by $4m from the previous quarter to $11m, due to the higher received prices and lower cash operating costs and the rehabilitation charge recorded in the previous quarter.

The LTIFR was 1.71 (1.71).

Production at **Yatela** (40% attributable) decreased 23% to 17,000oz due to a reduction in both tonnage stacked and recovered grade. Total cash costs were 5% lower at $522/oz mainly as a result of reduced cement stacking requirements on the upper lifts of the leach pads.

Adjusted gross profit of $4m was $3m higher than the previous quarter due to higher received prices and lower total cash costs.

The LTIFR was 0.00 (0.00).

NAMIBIA

Gold production at **Navachab** fell 25% to 15,000oz mainly due to reduced mining volume following above average rainfall and lower drill rig availability, which resulted in lower grade stockpile material being treated and the grade declined 19%. Total cash costs at $490/oz, improved 7% due to once off expenditure in the prior quarter not being repeated. Adjusted gross profit remained flat at $3m in line with the previous quarter.

The LTIFR was 0.00 (3.36).

TANZANIA

At **Geita** gold production was 10% higher at 64,000oz, due to a 14% increase in recovered grade that was partially offset by a 3% decrease in tonnage throughput. Tonnage throughput was adversely affected in March 2008 after substantial downtime on the primary crushing system resulting from problems experienced with the lubrication pumping system. The metallurgical recovery problems experienced in the previous quarter have been addressed and improved recoveries were achieved in the current quarter.

Total cash costs were 1% lower at $717/oz, with the positive impact of higher gold production being negated by increased fuel prices. An adjusted gross loss of $13m was recorded for the quarter against a loss of $16m in the previous quarter.

The LTIFR was 0.00 (0.44).

NORTH AMERICA

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until initial loans are repaid and initial phase is completed), gold production decreased 35% to 58,000oz due to pad phase production timing and stacking at higher levels. Total cash costs increased 3% to $284/oz, due to a higher royalty charge and lower production, partially offset by a favourable inventory adjustment.

Adjusted gross profit decreased 21% to $22m as a result of the lower sold ounces.

The LTIFR was 9.33 (4.93).

Notes:
- All references to price received includes realised non-hedge derivatives.
- In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold Ashanti.
- Adjusted gross profit is gross profit (loss) adjusted to exclude unrealised non-hedge derivatives and other commodity contracts.
- Adjusted headline earnings is headline earnings before unrealised non-hedge derivatives and other commodity contracts, fair value adjustments on the option component of the convertible bond and deferred tax thereon.
- Rounding of figures may result in computational discrepancies.

Review of the gold market

The first quarter of 2008 was characterised by a volatile gold price, with a trading range of close to $200/oz. While the market in mid March was exceptionally strong, with the price reaching a record high of $1031/oz, the price also traded as low as $833/oz during the quarter.

The average US dollar gold price for the quarter was $925/oz, 17% higher than the previous quarter's average price of $788/oz.

A weaker Rand/US dollar exchange rate saw the rand gold price reaching highs of some R271,622/kg. In rand terms, the gold price averaged R224,308/kg for the quarter, some 31% higher than the previous quarter's average of R171,334/kg.

JEWELLERY DEMAND

Jewellery demand slowed as a result of the high price volatility experienced during the quarter, particularly in the key markets of India and the Middle East. It is anticipated that jewellery demand for the quarter will show a decline on a year-on-year basis, but it must be noted that comparisons made against the first quarter of 2007 may be misleading as demand during that period was exceptionally strong and reached record levels in some markets.

In the Gulf markets, where local currencies are pegged against the US dollar, the full effect of the US dollar gold price volatility was felt and this led to a downturn in demand of approximately 20% year-on-year. Inflationary concerns in these markets acted as a further restraint on consumer confidence. In Dubai, where demand from the tourist trade balances local demand, the effects of poor local consumption were not felt as severely as in Saudi Arabia, where demand is primarily local. High value, branded segments of the market were less seriously affected than trade in high caratage, low value-added jewellery items.

The Egyptian and Turkish markets held ground in the first two months of the year, however both markets slowed in March 2008, with the Turkish market in particular showing a significant fall in consumption when compared to the same quarter in the previous year. This was due to low levels of re-stocking prior to the main summer tourist season and the political crisis in March which caused the Turkish lira to decline against the US dollar, thus driving up the price of gold in local currency terms still further.

The Chinese market performed strongly despite the more volatile price environment, with jewellery demand increasing by some 9% year-on-year and investment demand by an estimated 63%. Chinese consumers perceive gold as an investment vehicle which can provide a hedge against the inflationary pressures which are increasingly being felt in that economy. The absence of viable investment alternatives also helped the case for local gold investment.

US demand continued the declining trend from the fourth quarter of 2007, particularly in the lower price segments of the market. Higher gold price levels are causing retailers to reduce the quantity of gold used in jewellery items in order to maintain price points.

CENTRAL BANK SALES

Sales under the Central Bank Gold Agreement totalled 70t during the quarter. The bulk of these sales were accounted for by the French and Swiss Central Banks with smaller sales by Sweden and the Netherlands.

IMF sales, though still subject to US congressional approval, look likely to take place over the longer term and will most probably be effected through the existing Central Bank Gold Agreement, without significant disruption to the market.

INVESTMENT MARKET

The fourth quarter was an active period in the investment sector. Investment markets in China and the Middle East were strong at the retail level, with consumers in both markets moving strongly towards gold investment.

Investment in Exchange Traded Funds (ETFs) continued to grow for the fourth consecutive year. Total ETF holdings at quarter end stood at 29.7Moz, with a total value of over $27.2bn.

The majority of inflows during the quarter were accounted for by the New York Stock Exchange listed StreetTracks Gold Shares product.

A new ETF was announced in the Middle East, and is expected to be listed and finalised by June this year. The ETF is backed by the Dubai Government and is Sharia compliant.

PRODUCER HEDGING

The size of the global hedge book as at the end of 2007 was confirmed late in February at 26.8 million ounces. Since then, Newcrest have announced a further reduction in their hedge book by some 300,000oz.

During the quarter, AngloGold Ashanti reduced its hedge commitments from 11.28Moz to 10.03Moz, through deliveries into maturing contracts and hedge buy-backs.

CURRENCIES

The US dollar continued to fall against the Euro, reaching a new low of Euro/US$ 1.59 in March 2008. Overall, the US dollar depreciated 8% during the quarter from its opening value of Euro/$ 1.46.

Post quarter end, the US Dollar continued to be under pressure at an exchange of Euro/US$1.60. This weakness is primarily due to growing fears of an economic recession in the United States which is consistent with the Federal Reserve's actions during the quarter, by cutting its target rate by 2%.

Oil prices have continued to trade stronger, moving through the psychological barrier of $100/barrel and reaching a high of $110/barrel during the quarter. This move did not help sentiment towards the US dollar, contributing as it did to fears of surging inflation in a falling interest rate environment.

The South African Rand suffered its poorest quarterly performance in some time, losing 19% from its opening of R/$ 6.84 to close at R/$ 8.09. A number of factors have contributed to this weakness, most notably the uncertainty of power generation and supply, and the effect it will have on economic growth. In addition, the extent of the current account deficit within this environment has added to the negative outlook for the Rand.

The Australian dollar and Brazilian real both traded to multi-year highs of A$/ $0.95 and US$/BRL1.66, respectively, in a quarter where both currencies continued their pattern of steady appreciation.

Hedge position

As at 31 March 2008, the net delta hedge position was 9.25Moz or 288t (at 31 December 2007: 10.39Moz or 323t). Despite a higher gold price, the delta of the hedge book was reduced by 1.13Moz to 9.26Moz, and total commitments reduced from 11.28Moz to 10.03Moz, as delivery into maturing contracts and hedge buy-backs that were effected during the quarter.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $4.78bn (negative R38.77bn), of which $2.73bn (R22.10bn) is on balance sheet as at 31 March 2008 (at 31 December 2007 the hedge position was negative $4.27bn or R29.10bn). This value was based on a gold price of $917.40/oz, exchange rates of R8.10/$ and A$/$0.91 and the prevailing market interest rates and volatilities at that date. The increase in the negative marked-to-market value was primarily due to the higher spot gold price.

For the quarter, the company's received price of $755/oz, was 18% lower than the average spot price of $925/oz for 2008, the gap in the received and spot prices is likely to be between 20% to 22% going forward, provided that gold trades in a price range of approximately $900/oz and $950/oz.

As at 30 April 2008, the marked-to-market value of the hedge book was a negative $4.32bn (negative R32.91bn), based on a gold price of $874.20/oz and exchange rates of R7.62/$ and A$/$0.93 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the theoretical cost of buying all hedge contracts at the time of valuation, at market prices and rates available at that time.

Year		2008	2009	2010	2011	2012	2013-2016	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	17,113	21,738	14,462	12,931	11,944	12,364	90,552
	US$/oz	$309	$316	$347	$397	$404	$432	$359
Restructure Longs	Amount (kg)	*20,254						*20,254
	US$/oz	$846						$846
Put options sold	Amount (kg)	17,531	3,748	1,882	1,882	1,882	3,764	30,689
	US$/oz	$810	$530	$410	$420	$430	$445	$659
Call options purchased	Amount (kg)	7,048						7,048
	US$/oz	$428						$428
Call options sold	Amount (kg)	41,435	45,950	36,804	39,385	24,460	39,924	227,958
	US$/oz	$506	$498	$492	$517	$622	$604	$534
RAND GOLD								
Forward contracts	Amount (kg)	(467)	933					466
	Rand per kg	R161,159	R116,335					R131,276
Call options sold	Amount (kg)		2,986	2,986	2,986			8,958
	Rand per kg		R202,054	R216,522	R230,990			R216,522
A DOLLAR GOLD								
Forward contracts	Amount (kg)	10,886	3,390	3,110				17,386
	A$ per oz	A$858	A$644	A$685				A$785
Put options sold	Amount (kg)	6,532						6,532
	A$ per oz	A$972						A$972
Call options purchased	Amount (kg)	3,110	1,244	3,110				7,464
	A$ per oz	A$680	A$694	A$712				A$696
Call options sold	Amount (kg)	1,555						1,555
	A$ per oz	A$948						A$948
** Total net gold:	Delta (kg)	(30,267)	(71,812)	(52,226)	(52,040)	(33,363)	(47,877)	(287,585)
	Delta (oz)	(973,105)	(2,308,806)	(1,679,102)	(1,673,122)	(1,072,644)	(1,539,279)	(9,246,058)

*   Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.

**   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2008.

Rounding of figures may result in computational discrepancies.

	Year	2008	2009	2010	2011	2012	2013-2016	Total
DOLLAR SILVER								
Put options purchased	Amount (kg)	32,659						32,659
	$ per oz	$7.66						$7.66
Put options sold	Amount (kg)	32,659						32,659
	$ per oz	$6.19						$6.19
Call options sold	Amount (kg)	32,659						32,659
	$ per oz	$8.64						$8.64

The following table indicates the group's currency hedge position at 31 March 2008

	Year	2008	2009	2010	2011	2012	2013-2016	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)	10,000						10,000
	US$/R	R7.01						R7.01
Put options purchased	Amount ($)	50,000						50,000
	US$/R	R7.31						R7.31
Put options sold	Amount ($)	50,000						50,000
	US$/R	R6.89						R6.89
Call options sold	Amount ($)	50,000						50,000
	US$/R	R7.96						R7.96
A DOLLAR (000)								
Forward contracts	Amount ($)	5,000						5,000
	A$/US$	$0.73						$0.73
Put options purchased	Amount ($)	70,000						70,000
	A$/US$	$0.85						$0.85
Put options sold	Amount ($)	70,000						70,000
	A$/US$	$0.89						$0.89
Call options sold	Amount ($)	70,000						70,000
	A$/US$	$0.82						$0.82
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	26,000	1,000					27,000
	US$/BRL	BRL 1.91	BRL 1.84					BRL 1.91
Put options purchased	Amount ($)	37,000	500					37,500
	US$/BRL	BRL 1.78	BRL 1.76					BRL 1.78
Call options sold	Amount ($)	117,000	1,000					118,000
	US$/BRL	BRL 1.80	BRL 1.76					BRL 1.80

Derivative analysis by accounting designation as at 31 March 2008

	Normal sale exempted	Cash flow hedge accounted	Non-hedge accounted	Total
	US Dollars (millions)			
Commodity option contracts	(758)	-	(2,332)	(3,090)
Foreign exchange option contracts	-	-	(14)	(14)
Forward sale commodity contracts	(1,335)	(341)	(75)	(1,751)
Forward foreign exchange contracts	-	1	-	1
Interest rate swaps	(29)	-	33	4
Total hedging contracts	**(2,122)**	**(340)**	**(2,388)**	**(4,850)**
Option component of convertible bonds	-	-	(2)	(2)
Total derivatives	**(2,122)**	**(340)**	**(2,390)**	**(4,852)**

Rounding of figures may result in computational discrepancies.

Exploration

Total exploration expenditure amounted to $46m ($19m brownfields, $27m greenfields) during the first quarter of 2008, compared to $48m ($22m brownfields, $26m greenfields) in the previous quarter.

BROWNFIELDS EXPLORATION

In **South Africa**, surface drilling continued in the Project Zaaiplaats area, with boreholes MZA9 and MMB5 during the quarter.

Surface drilling in the Moab North area continued with a long deflection of Borehole MCY4 reaching a depth of 2,106m and borehole MCY5 advancing a further 478m during the quarter.

At Tau Lekoa, borehole G54 was completed and borehole G55 is currently drilling and has reached a depth of 1,285m at the end of the quarter.

At Iduapriem in **Ghana**, preparation for Mineral Resource conversion drilling was started at Ajopa, with line cutting and drilling pad development completed and drilling expected to start in the second quarter of the year.

In **Argentina**, at Cerro Vanguardia the 2008 exploration programme commenced in February with 4,731m of diamond drilling and 600m of reverse circulation (RC) drilling being completed. A hyper-spectral survey was completed and is currently being interpreted.

In **Australia**, at Boddington mine, by quarter end there were five rigs employed on Mineral Resource conversion and the near mine exploration diamond drilling programme. During the quarter, nearly 25,756m were drilled from 30 holes.

In **Brazil,** at Córrego do Sítio Sulphide Project, drilling continued with 10,269m being drilled from surface, 2,341m drilled from underground and 860m of underground development. At the Lamego project 4,633m of surface drilling, 3,063m underground drilling and 946m of underground development were completed.

At Siguiri in **Guinea**, exploration activities continued to focus on 50m by 50m of infill RC drilling at Sintroko South (situated 8km south of the mine). Results from reconnaissance air core drilling of the Setiguia anomaly to the north west of the Eureka North pit are awaited. Geochemical soil sampling is ongoing to investigate the western extensions of the Setiguia and other potassium anomalies on the north-west trending structures related to the Eureka North – Kintinian mineralisation corridor.

Reconnaissance aircore drilling (AC) was completed and results were received for coincident AEM and geochemical anomalies at Kouremale in Block 4, close to the Malian border, and in Block 3 at Kolita-Kounkoun. These will require follow up drilling after the rainy season.

At Geita in **Tanzania**, exploration activities continued to be concentrated in three areas, namely, Area 3 (820m); Nyakabale-Prospect 30 (5,288m) and Kalondwa Hill (331m). Diamond drilling (1,620m) for metallurgical testing was started at the Star and Comet projects during the quarter.

At Morila in **Mali**, a pitting programme was conducted at Sokela (33 pits) and Domba-Bla (9 pits) to define the limits of inferred sediment rafts.

At Sadiola, testing started at the four anomalies, Sekokoto SE (1,562m); Lakanfala East (5, 650m); S5 (990m) and S6 (3,272m). In addition, the Phase 9 Deep sulphide drilling programme started in the northern part of the Sadiola Main pit (1,647m) and dedicated mapping was conducted in the FE4 Pit to provide support for the further development of the 3-D geological model.

At Navachab in **Namibia**, drilling focused on ore extension in the Main Pit and North Pit 2 areas with 5,200m drilled. Two new drill access roads were completed at Gecko North. Drilling of 4,780m of exploration infill and advanced grade control holes at Anomaly 16 has been completed.

Following some positive anomalies from the Steenbok-Starling soil survey, the grid was extended southwards. The BLEG stream sediment survey (195 samples) over the Okondura EPL3276 has been completed and the results thus far have been disappointing.

Two new EPLs, Otjombali and Elisenore of approximately 100,000 hectares each, to the northeast of Okahandja, have been applied for.

At Cripple Creek & Victor in the **United States**, exploration and development drilling continued on the north side of the district near Schist Island and Control Point.

GREENFIELDS

Greenfields exploration activities continued in six countries (Australia, Colombia, the DRC, China, the Philippines, and Russia) during the first quarter of 2008. A total of 25,220m of diamond drilling (DDH), reverse circulation (RC), and aircore (AC) drilling were completed during the first quarter of 2008, at existing priority targets and delineating new targets in Australia, the DRC, and Colombia.

In addition to a total of 6.95Moz attributable (9.1Moz on a 100% basis) of JORC Inferred and Indicated Mineral Resource declared by AngloGold Ashanti in 2007 at its greenfields projects, an additional 12.9Moz Inferred Mineral Resource has been defined at AngloGold Ashanti's 100% owned La Colosa project in Colombia.

In **Colombia**, regional exploration and target generation activities continued during the first quarter with diamond drilling on four prospects. A major focus was drilling and resource modelling at La Colosa, where 5,897m of diamond drilling was completed on the Main Porphyry and La Belgica sectors. At the end of the quarter, a total of 17,052m has been drilled from 59 holes throughout the La Colosa area, and an Inferred Mineral Resource of 12.9Moz has been defined in the Main Porphyry, at a gold price of $1,000/oz, as per table below.

Cut-Off (g/t)	Price $	Tonnage (Mt)	Grade (g/t)	Ounces (Moz)
0.5	700	293.4	1.03	9.7
0.4	800	351.6	0.95	10.8
0.3	1,000	468.8	0.86	12.9

Table: Mineral Resource (Inferred), constrained within an optimised pit shell at gold prices of $700, $800 and $1000/oz

La Colosa is the second significant greenfields discovery (Gramalote being the first) in Colombia and was discovered by AngloGold Ashanti's Colombian greenfields exploration team during 2006. The Project is 100% owned by AngloGold Ashanti and is located 150km west of Colombia's capital city, Bogota and 30km west of the major town of Ibague in the Department of Tolima.

Since discovery, only 18 months ago, exploration drilling at La Colosa has rapidly defined "porphyry style" mineralization at a grade > 0.3g/t gold extending over a strike length in excess of 1,500m and a width of 600m. Additional upside potential, which is considered material, remains untested both along strike to the north and south as well as

to the east of the drilled portion of the deposit and regionally, where at least three quality targets require follow-up.

Included within the pit optimisation are some 0.5Moz of potentially mineralised material that has not yet been drilled. This material was included in the pit optimization, as it lies at the crest of the La Colosa Hill and has not yet been drilled due to logistical constraints. There is strong geological evidence that this material is mineralised, and as it has not been included in the Mineral Resource, it constitutes further near term upside.

Exploration drilling at Colosa is temporarily suspended until a new environmental permit is issued, which is expected within the next few months.

In **Australia** exploration in the Tropicana JV (AngloGold Ashanti 70%, Independence Gold 30%) focussed on the drilling of the Tropicana and Havana resource and infrastructure sterilisation as part of the project pre-feasibility study. On completion of this project at the end of the second quarter 2008, the focus will be directed to the regional programmes on the 12,500km^2 of tenement held by AngloGold Ashanti in the Tropicana JV and Viking Project (3,500km^2 and 100% AngloGold Ashanti). Reconnaissance work in the Tropicana JV tenements returned encouraging rock, auger, aircore and diamond drilling results. Auger results defined anomalies at Tropicana Group 4 with sufficient encouragement to follow-up with further sampling and aircore drilling later in the year. Mapping at Black Dragon returned several selective rock chip samples with anomalous grades up to 22.18g/t. Significant aircore results were returned from Black Dragon, Beetlejuice and Screaming Lizard. Diamond drilling at Beachcomber included a 1.8m quartz vein intersection with visible gold. During the first quarter, a total of 258 aircore holes were drilled for 14,291m and 2 diamond holes for 422m.

A restated joint venture agreement was signed with Independence Gold during the quarter. The agreement includes requirements for the future mining operation and the JV partner has agreed to jointly fund all regional exploration and certain other activities outside of the agreed scope of the Pre-feasibility Study.

Along the Albany-Fraser orogenic belt, where AngloGold Ashanti has a first mover advantage, with granted tenements and applications covering an area of 12,500km^2 dominating a strike length of 600km. The approximate 3,500km² Viking project is southwest of the Tropicana JV within the same Albany-Fraser belt that hosts the Tropicana deposit. Recent results at Beachcomber and those reported by other explorers add credence to this belt potentially emerging as a new gold province.

Exploration activates in the **DRC** were undertaken at Concession 40 (10,000km^2), which covers most of the Kilo greenstone belt and remains virtually unexplored by modern methods. A total of 1,950m of infill drilling for definition of the open-pitable Inferred Mineral Resource at Mongbwalu was completed, and the 2007 Mineral Resource estimation of 33Mt at 2.68g/t will be updated with assay results from the twenty holes drilled during the quarter. A further 14,050m of infill drilling spaced at 50m by 50m, adjacent to the open pit resource will focus on defining an underground resource.

Around Mongbwalu, detailed surface mapping and data integration is leading to an enhanced understanding of the potential in the immediate area. Regional exploration activities focused around four main areas including Lodjo; Bunia West; Mont Tsi and Petsi, all located within 50km of the Mongbwalu resource area. The Mont Tsi and Petsi prospects are ready for first phase drilling during the year, and at the Petsi prospect, up to a 30m wide potentially gold mineralised shear zone has been identified by trenches over a distance of 1.8km. Mont Tsi is an historically mined area where an old open pit, which is approximately 1.5km long, exposes strongly deformed and altered mafic granitoid that host gold mineralisation. Assay results from trenches for both Petsi and Mont Tsi are still being awaited. The findings of the DRC Minerals Review Commission have resulted in AngloGold Ashanti and the AGK joint venture engaging the DRC government to seek resolution and agree a way forward to optimally develop Concession 40.

In **Russia** the formation of Zoloto Taigi, the AngloGold Ashanti / Polymetal strategic alliance vehicle, was completed. It is anticipated that through the strategic alliance, AngloGold Ashanti will be in a position to increase its presence in Russia by pursuing new opportunities through participation in licence auctions, acquiring equity in prospective projects and by new project generation in new or less intensely explored areas. In the Krasnoyarsk region, diamond drilling to increase the Ore Reserve by a possible 600,000oz, from 1.8Moz to 2.4Moz, is in progress. A licence wide geochemical survey is also underway on the Aprelkova licence in the Chita region.

In **China,** results from the diamond drilling programme was completed at one of the targets on the tenements held by the Yili-Yunlong CJV, and returned low gold and copper results. Final evaluation of these tenements will be completed by the end of the third quarter of 2008. The CJV is awaiting grant of three exploration licences applications (130km^2) in eastern Tianshan. The area was selected for exploration for copper-gold porphyries following a government funded soil sampling programme, which found high levels of gold (30-60ppb) in calcrete. Final approval of the Jinchanggou CJV is expected at the end of the second quarter 2008, with delays caused by changes to government regulations. Low-cost exploration programmes have however confirmed the extension and continuity of gold anomalies. Mapping and sampling of small open-pit and underground workings have characterised both the low and high-grade gold mineralisation. Drilling will commence following the issue of the business licence.

In the **Philippines**, progress was made on the Mapawa MPSA during the quarter with the licence approved for grant by the Manila Mines Geological Bureau (MGB). Final approval/ratification is still awaited from the Department of Environment and Natural Resources (DENR).

Group **operating results**

			Quarter ended			Year ended	Quarter ended			Year ended
			Mar	Dec	Mar	Dec	Mar	Dec	Mar	Dec
			2008	2007	2007	2007	2008	2007	2007	2007
			Unaudited				Unaudited			
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Milled	- 000 tonnes	/ - 000 tons	2,901	3,236	3,088	13,112	3,197	3,567	3,404	14,454
Yield	- g / t	/ - oz / t	6.95	6.96	7.22	6.99	0.203	0.203	0.211	0.204
Gold produced	- kg	/ - oz (000)	20,164	22,505	22,296	91,684	648	723	717	2,948
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	2,826	2,987	3,275	12,429	3,115	3,293	3,610	13,701
Yield	- g / t	/ - oz / t	0.47	0.45	0.52	0.49	0.014	0.013	0.015	0.014
Gold produced	- kg	/ - oz (000)	1,318	1,339	1,694	6,142	42	43	54	197
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	46,554	47,549	40,059	172,487	51,317	52,414	44,158	190,134
Treated	- 000 tonnes	/ - 000 tons	6,331	6,455	6,262	25,312	6,979	7,115	6,903	27,901
Stripping ratio	- t (mined total - mined ore) / t mined ore		4.91	4.62	5.06	4.48	4.91	4.62	5.06	4.48
Yield	- g / t	/ - oz / t	2.09	2.33	2.25	2.34	0.061	0.068	0.066	0.068
Gold in ore	- kg	/ - oz (000)	12,266	13,711	12,571	55,463	394	441	404	1,783
Gold produced	- kg	/ - oz (000)	13,240	15,047	14,083	59,227	426	484	453	1,904
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	13,239	14,965	14,719	59,720	14,593	16,496	16,225	65,830
Placed [1]	- 000 tonnes	/ - 000 tons	5,408	5,852	5,180	22,341	5,962	6,450	5,710	24,627
Stripping ratio	- t (mined total - mined ore) / t mined ore		1.43	1.61	2.07	1.77	1.43	1.61	2.07	1.77
Yield [2]	- g / t	/ - oz / t	0.67	0.70	0.73	0.73	0.019	0.021	0.021	0.021
Gold placed [3]	- kg	/ - oz (000)	3,613	4,115	3,765	16,242	116	132	121	522
Gold produced	- kg	/ - oz (000)	2,488	3,665	3,167	13,312	80	118	102	428
TOTAL										
Gold produced	- kg	/ - oz (000)	37,210	42,556	41,239	170,365	1,196	1,368	1,326	5,477
Gold sold	- kg	/ - oz (000)	37,098	42,278	41,558	170,265	1,193	1,359	1,336	5,474
Price received	- R / kg	/ - $ / oz - sold	183,945	149,312	139,953	142,107	755	687	602	629
Total cash costs	- R / kg	/ - $ / oz - produced	104,461	87,744	76,991	80,490	430	404	332	357
Total production costs	- R / kg	/ - $ / oz - produced	136,200	122,344	99,905	107,415	561	563	430	476
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	303	404	375	396	9.75	12.99	12.05	12.74
Actual	- g	/ - oz	302	342	337	349	9.72	10.99	10.84	11.23
CAPITAL EXPENDITURE - Rm	/ - $m		1,930	2,315	1,417	7,444	257	339	196	1,059

[1] Tonnes (Tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended March 2008 Unaudited	Quarter ended December 2007 Unaudited	Quarter ended March 2007 Unaudited	Year ended December 2007 Audited
Revenue	2	**7,471**	6,428	5,882	24,383
Gold income		**7,245**	5,784	5,664	23,052
Cost of sales	3	**(4,992)**	(5,215)	(4,223)	(18,495)
Loss on non-hedge derivatives and other commodity contracts		**(5,612)**	(2,923)	(662)	(5,081)
Gross (loss) profit		**(3,359)**	(2,354)	778	(524)
Corporate administration and other expenses		**(215)**	(209)	(208)	(885)
Market development costs		**(24)**	(40)	(23)	(115)
Exploration costs		**(274)**	(241)	(176)	(839)
Other operating income (expenses)	4	**32**	22	(47)	(134)
Operating special items	5	**82**	(288)	14	(139)
Operating (loss) profit		**(3,758)**	(3,110)	339	(2,636)
Dividend received from other investments		**-**	-	-	16
Interest received		**82**	89	73	312
Exchange gain		**1**	23	3	4
Fair value adjustment on option component of convertible bond		**170**	115	135	333
Finance costs and unwinding of obligations		**(265)**	(231)	(200)	(880)
Share of associates' loss		**(1)**	(6)	(4)	(164)
(Loss) profit before taxation		**(3,771)**	(3,120)	346	(3,015)
Taxation	6	**52**	(73)	(434)	(1,039)
Losst after taxation from continuing operations		**(3,719)**	(3,193)	(88)	(4,054)
Discontinued operations					
(Loss) profit for the period from discontinued operations	7	**(3)**	41	(6)	7
Loss for the period		**(3,722)**	(3,152)	(94)	(4,047)
Allocated as follows:					
Equity shareholders		**(3,812)**	(3,199)	(150)	(4,269)
Minority interest		**90**	47	56	222
		(3,722)	(3,152)	(94)	(4,047)
Basic [1] and diluted [2] loss per ordinary share (cents)					
Loss from continuing operations		**(1,350)**	(1,151)	(51)	(1,519)
(Loss) profit from discontinued operations		**(1)**	15	(2)	3
Loss		**(1,351)**	(1,136)	(53)	(1,516)
Dividends					
- Rm					399
- cents per Ordinary share					143
- cents per E Ordinary share					72

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares. The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

Rounding of figures may result in computational discrepancies.

Group **income statement**

US Dollar million	Notes	Quarter ended March 2008 Unaudited	Quarter ended December 2007 Unaudited	Quarter ended March 2007 Unaudited	Year ended December 2007 Audited
Revenue	2	**987**	951	813	3,472
Gold income		**958**	856	783	3,280
Cost of sales	3	**(661)**	(771)	(584)	(2,636)
Loss on non-hedge derivatives and other commodity contracts		**(373)**	(440)	(51)	(780)
Gross (loss) profit		**(77)**	(355)	147	(136)
Corporate administration and other expenses		**(28)**	(31)	(29)	(126)
Market development costs		**(3)**	(6)	(3)	(16)
Exploration costs		**(37)**	(36)	(24)	(120)
Other operating income (expenses)	4	**4**	3	(7)	(20)
Operating special items	5	**11**	(42)	2	(21)
Operating (loss) profit		**(130)**	(467)	86	(439)
Dividend received from other investments		**-**	-	-	2
Interest received		**11**	13	10	45
Exchange gain		**-**	3	-	1
Fair value adjustment on option component of convertible bond		**23**	17	19	47
Finance costs and unwinding of obligations		**(35)**	(34)	(28)	(125)
Share of associates' loss		**-**	(1)	(1)	(23)
(Loss) profit before taxation		**(131)**	(469)	88	(492)
Taxation	6	**1**	(11)	(60)	(145)
(Loss) profit after taxation from continuing operations		**(130)**	(481)	28	(637)
Discontinued operations					
Profit (loss) for the period from discontinued operations	7	**-**	6	(1)	1
Loss (profit) for the period		**(131)**	(475)	27	(636)
Allocated as follows:					
Equity shareholders		**(142)**	(482)	19	(668)
Minority interest		**11**	7	8	32
		(131)	(475)	27	(636)
Basic [1] and diluted [2] (loss) earnings per ordinary share (cents)					
(Loss) profit from continuing operations		**(50)**	(173)	7	(237)
Profit from discontinued operations		**-**	2	-	-
(Loss) profit		**(50)**	(171)	7	(237)
Dividends					
- $m					53
- cents per Ordinary share					19
- cents per E Ordinary share					10

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares. The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

SA Rand million	Notes	As at March 2008 Unaudited	As at December 2007 Audited	As at March 2007 Unaudited
ASSETS				
Non-current assets				
Tangible assets		**53,383**	45,783	44,282
Intangible assets		**3,657**	2,996	3,073
Investments in associates		**127**	140	371
Other investments		**835**	795	926
Inventories		**2,917**	2,217	2,167
Trade and other receivables		**761**	566	452
Derivatives		**-**	-	22
Deferred taxation		**631**	543	444
Other non-current assets		**281**	278	340
		62,593	53,318	52,077
Current assets				
Inventories		**5,639**	4,603	3,553
Trade and other receivables		**1,949**	1,587	1,610
Derivatives		**3,966**	3,516	4,651
Current portion of other non-current assets		**2**	2	5
Cash restricted for use		**326**	264	272
Cash and cash equivalents		**4,167**	3,381	2,919
		16,049	13,353	13,010
Non-current assets held for sale		**110**	210	113
		16,159	13,563	13,123
TOTAL ASSETS		**78,752**	66,881	65,200
EQUITY AND LIABILITIES				
Share capital and premium	10	**22,448**	22,371	22,196
Retained earnings and other reserves	11	**(5,787)**	(6,167)	(961)
Shareholders' equity		**16,661**	16,204	21,235
Minority interests	12	**576**	429	481
Total equity		**17,237**	16,633	21,716
Non-current liabilities				
Borrowings		**5,728**	10,441	9,010
Environmental rehabilitation and other provisions		**4,082**	3,361	2,927
Provision for pension and post-retirement benefits		**1,244**	1,208	1,193
Trade, other payables and deferred income		**89**	79	138
Derivatives		**874**	1,110	1,827
Deferred taxation		**7,398**	7,159	7,826
		19,415	23,358	22,921
Current liabilities				
Current portion of borrowings		**10,157**	2,309	1,725
Trade, other payables and deferred income		**5,250**	4,549	4,003
Derivatives		**25,188**	18,763	13,384
Taxation		**1,506**	1,269	1,451
		42,101	26,890	20,564
Total liabilities		**61,515**	50,248	43,484
TOTAL EQUITY AND LIABILITIES		**78,752**	66,881	65,200
Net asset value - cents per share		**6,116**	5,907	7,733

Rounding of figures may result in computational discrepancies.

Group **balance sheet**

US Dollar million	Notes	As at March 2008 Unaudited	As at December 2007 Audited	As at March 2007 Unaudited
ASSETS				
Non-current assets				
Tangible assets		**6,595**	6,722	6,069
Intangible assets		**452**	440	421
Investments in associates		**16**	21	51
Other investments		**103**	117	127
Inventories		**360**	325	297
Trade and other receivables		**94**	83	62
Derivatives		**-**	-	3
Deferred taxation		**78**	80	61
Other non-current assets		**35**	41	47
		7,733	7,829	7,138
Current assets				
Inventories		**697**	676	487
Trade and other receivables		**241**	233	220
Derivatives		**490**	516	638
Current portion of other non-current assets		**-**	-	1
Cash restricted for use		**40**	39	37
Cash and cash equivalents		**515**	496	400
		1,984	1,960	1,782
Non-current assets held for sale		**14**	31	16
		1,997	1,991	1,798
TOTAL ASSETS		**9,731**	9,820	8,936
EQUITY AND LIABILITIES				
Share capital and premium	10	**2,773**	3,285	3,042
Retained earnings and other reserves	11	**(715)**	(906)	(131)
Shareholders' equity		**2,058**	2,379	2,911
Minority interests	12	**71**	63	66
Total equity		**2,130**	2,442	2,977
Non-current liabilities				
Borrowings		**708**	1,533	1,235
Environmental rehabilitation and other provisions		**504**	494	401
Provision for pension and post-retirement benefits		**154**	177	164
Trade, other payables and deferred income		**11**	12	19
Derivatives		**108**	163	250
Deferred taxation		**914**	1,051	1,073
		2,399	3,430	3,142
Current liabilities				
Current portion of borrowings		**1,255**	339	236
Trade, other payables and deferred income		**649**	668	548
Derivatives		**3,112**	2,755	1,834
Taxation		**186**	186	199
		5,202	3,948	2,818
Total liabilities		**7,600**	7,378	5,959
TOTAL EQUITY AND LIABILITIES		**9,731**	9,820	8,936
Net asset value - cents per share		**756**	867	1,060

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

SA Rand million	Quarter ended March 2008 Unaudited	Quarter ended December 2007 Unaudited	Quarter ended March 2007 Unaudited	Year ended December 2007 Audited
Cash flows from operating activities				
Receipts from customers	**7,142**	6,302	5,629	24,059
Payments to suppliers and employees	**(5,267)**	(4,382)	(3,537)	(16,144)
Cash generated from operations	**1,875**	1,920	2,092	7,915
Cash (utilised) generated by discontinued operations	**(1)**	10	(10)	(14)
Dividends received from associates	**-**	1	-	1
Taxation paid	**(442)**	(664)	(332)	(1,664)
Net cash inflow from operating activities	**1,432**	1,268	1,750	6,238
Cash flows from investing activities				
Capital expenditure	**(1,930)**	(2,284)	(1,417)	(7,198)
Acquisition of assets	**-**	3	-	(284)
Proceeds from disposal of tangible assets	**222**	24	17	197
Proceeds from disposal of assets of discontinued operations	**-**	-	2	9
Other investments acquired	**(266)**	(207)	(40)	(190)
Associate loans and acquisitions	**30**	-	(63)	1
Proceeds from disposal of investments	**207**	69	21	174
Dividend received from other investments	**-**	-	-	16
(Increase) decrease in cash restricted for use	**(48)**	37	(189)	(177)
Interest received	**88**	74	60	260
Loans advanced	**(3)**	-	(26)	(7)
Repayment of loans advanced	**1**	-	1	10
Net cash outflow from investing activities	**(1,700)**	(2,284)	(1,634)	(7,189)
Cash flows from financing activities				
Proceeds from issue of share capital	**65**	88	104	247
Share issue expenses	**-**	-	-	(4)
Proceeds from borrowings	**1,300**	4,320	196	6,111
Repayment of borrowings	**(233)**	(3,399)	(143)	(3,932)
Finance costs	**(258)**	(25)	(212)	(511)
Dividends paid	**(152)**	(17)	(694)	(1,050)
Net cash inflow (outflow) from financing activities	**722**	967	(749)	861
Net increase (decrease) in cash and cash equivalents	**454**	(49)	(632)	(90)
Translation	**332**	(17)	84	4
Cash and cash equivalents at beginning of period	**3,381**	3,447	3,467	3,467
Net cash and cash equivalents at end of period	**4,167**	3,381	2,919	3,381
Cash generated from operations				
(Loss) profit before taxation	**(3,771)**	(3,120)	346	(3,015)
Adjusted for:				
Movement on non-hedge derivatives and other commodity contracts	**5,409**	3,719	984	7,232
Amortisation of tangible assets	**1,082**	1,103	948	4,143
Finance costs and unwinding of obligations	**265**	231	200	880
Environmental, rehabilitation and other expenditure	**87**	271	(14)	287
Operating special items	**(82)**	288	(14)	168
Amortisation of intangible assets	**4**	3	4	14
Deferred stripping	**(213)**	(73)	(100)	(431)
Fair value adjustment on option components of convertible bond	**(170)**	(115)	(135)	(333)
Interest receivable	**(82)**	(89)	(73)	(312)
Other non-cash movements	**(20)**	90	146	520
Movements in working capital	**(633)**	(388)	(201)	(1,238)
	1,875	1,920	2,092	7,915
Movements in working capital				
Increase in inventories	**(1,762)**	(453)	(326)	(1,489)
Increase in trade and other receivables	**(462)**	(260)	(288)	(501)
Increase in trade and other payables	**1,591**	326	413	752
	(633)	(388)	(201)	(1,238)

Rounding of figures may result in computational discrepancies.

Group **cash flow statement**

US Dollar million	Quarter ended March 2008 Unaudited	Quarter ended December 2007 Unaudited	Quarter ended March 2007 Unaudited	Year ended December 2007 Audited
Cash flows from operating activities				
Receipts from customers	**953**	937	780	3,424
Payments to suppliers and employees	**(705)**	(655)	(492)	(2,303)
Cash generated from operations	**248**	282	288	1,121
Cash generated (utilised) by discontinued operations	**-**	2	(1)	(2)
Dividends received from associates	**-**	-	-	-
Taxation paid	**(59)**	(96)	(46)	(237)
Net cash inflow from operating activities	**189**	188	240	882
Cash flows from investing activities				
Capital expenditure	**(257)**	(334)	(196)	(1,024)
Acquisition of assets	**-**	-	-	(40)
Proceeds from disposal of tangible assets	**30**	4	2	29
Proceeds from disposal of assets of discontinued operations	**-**	-	-	1
Other investments acquired	**(35)**	(30)	(5)	(27)
Associate loans and acquisitions	**4**	-	(9)	-
Proceeds from disposal of investments	**28**	10	3	25
Dividend received from other investments	**-**	-	-	2
(Increase) decrease in cash restricted for use	**(6)**	5	(26)	(25)
Interest received	**11**	11	8	37
Loans advanced	**-**	-	(4)	(1)
Repayment of loans advanced	**-**	-	-	1
Net cash outflow from investing activities	**(226)**	(334)	(226)	(1,022)
Cash flows from financing activities				
Proceeds from issue of share capital	**9**	12	14	34
Share issue expenses	**-**	-	-	-
Proceeds from borrowings	**173**	618	27	870
Repayment of borrowings	**(31)**	(485)	(20)	(560)
Finance costs	**(34)**	(4)	(29)	(73)
Dividends paid	**(19)**	(2)	(94)	(144)
Net cash inflow (outflow) from financing activities	**97**	139	(102)	127
Net increase (decrease) in cash and cash equivalents	**60**	(7)	(88)	(13)
Translation	**(42)**	1	(8)	14
Cash and cash equivalents at beginning of period	**496**	502	495	495
Net cash and cash equivalents at end of period	**515**	496	400	496
Cash generated from operations				
(Loss) profit before taxation	**(131)**	(469)	88	(492)
Adjusted for:				
Movement on non-hedge derivatives and other commodity contracts	**345**	558	96	1,088
Amortisation of tangible assets	**144**	164	131	590
Finance costs and unwinding of obligations	**35**	34	28	125
Environmental, rehabilitation and other expenditure	**12**	40	(2)	42
Operating special items	**(11)**	42	(2)	25
Amortisation of intangible assets	**-**	-	-	2
Deferred stripping	**(26)**	(11)	(14)	(63)
Fair value adjustment on option components of convertible bond	**(23)**	(17)	(19)	(47)
Interest receivable	**(11)**	(13)	(10)	(45)
Other non-cash movements	**(3)**	13	22	75
Movements in working capital	**(82)**	(59)	(30)	(179)
	248	282	288	1,121
Movements in working capital				
Increase in inventories	**(59)**	(75)	(14)	(240)
Increase in trade and other receivables	**(21)**	(40)	(32)	(79)
(Decrease) increase in trade and other payables	**(3)**	56	16	140
	(82)	(59)	(30)	(179)

Rounding of figures may result in computational discrepancies.

Statement of **recognised income and expense**

SA Rand million	Quarter ended March 2008 Unaudited	Year ended December 2007 Audited	Quarter ended March 2007 Unaudited
Actuarial loss on pension and post-retirement benefits	-	(99)	-
Net loss on cash flow hedges removed from equity and reported in gold sales	494	1,421	215
Net loss on cash flow hedges	(827)	(1,173)	(304)
Hedge ineffectiveness	13	69	-
(Loss) gain on available-for-sale financial assets	(73)	8	24
Deferred taxation on items above	106	36	65
Translation	4,615	(169)	1,000
Net income recognised directly in equity	4,328	93	1,000
Loss for the period	(3,722)	(4,047)	(94)
Total recognised income (expense) for the period	606	(3,954)	906
Attributable to:			
Equity shareholders	455	(4,169)	836
Minority interest	151	215	70
	606	(3,954)	906

US Dollar million	Quarter ended March 2008 Unaudited	Year ended December 2007 Audited	Quarter ended March 2007 Unaudited
Actuarial loss on pension and post-retirement benefits	-	(14)	-
Net loss on cash flow hedges removed from equity and reported in gold sales	66	202	32
Net loss on cash flow hedges	(110)	(168)	(42)
Hedge ineffectiveness	2	10	-
(Loss) gain on available-for-sale financial assets	(9)	1	3
Deferred taxation on items above	14	5	9
Translation	376	6	100
Net income recognised directly in equity	339	42	102
(Loss) profit for the period	(131)	(636)	27
Total recognised income (expense) for the period	208	(594)	129
Attributable to:			
Equity shareholders	199	(627)	121
Minority interest	9	33	8
	208	(594)	129

Rounding of figures may result in computational discrepancies.

Notes

for the quarter ended 31 March 2008

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2007 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2008, where applicable.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter ended 31 March 2008.

2. Revenue

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2008	Dec 2007	Mar 2007	Dec 2007	Mar 2008	Dec 2007	Mar 2007	Dec 2007
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Gold income	**7,245**	5,784	5,664	23,052	**958**	856	783	3,280
By-products (note 3)	**145**	555	145	1,003	**19**	82	20	145
Dividend received from other investments	**-**	-	-	16	**-**	-	-	2
Interest received	**82**	89	73	312	**11**	13	10	45
	7,471	6,428	5,882	24,383	**987**	951	813	3,472

3. Cost of sales

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2008	Dec 2007	Mar 2007	Dec 2007	Mar 2008	Dec 2007	Mar 2007	Dec 2007
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Cash operating costs	**(3,770)**	(3,518)	(3,099)	(13,365)	**(500)**	(520)	(429)	(1,904)
By-products revenue (note 2)	**145**	555	145	1,003	**19**	82	20	145
By-products cash operating costs	**(107)**	(538)	(100)	(892)	**(14)**	(80)	(14)	(129)
	(3,732)	(3,501)	(3,054)	(13,254)	**(495)**	(518)	(423)	(1,888)
Other cash costs	**(251)**	(187)	(177)	(705)	**(33)**	(27)	(25)	(100)
Total cash costs	**(3,983)**	(3,688)	(3,231)	(13,959)	**(528)**	(545)	(448)	(1,988)
Retrenchment costs	**(26)**	(88)	(7)	(131)	**(3)**	(13)	(1)	(19)
Rehabilitation and other non-cash costs	**(106)**	(321)	(20)	(445)	**(14)**	(47)	(3)	(65)
Production costs	**(4,115)**	(4,097)	(3,258)	(14,535)	**(545)**	(605)	(451)	(2,072)
Amortisation of tangible assets	**(1,082)**	(1,103)	(948)	(4,143)	**(144)**	(164)	(131)	(590)
Amortisation of intangible assets	**(4)**	(3)	(4)	(14)	**–**	–	–	(2)
Total production costs	**(5,201)**	(5,203)	(4,210)	(18,692)	**(689)**	(769)	(583)	(2,664)
Inventory change	**209**	(12)	(14)	197	**28**	(2)	(2)	28
	(4,992)	(5,215)	(4,223)	(18,495)	**(661)**	(771)	(584)	(2,636)

Rounding of figures may result in computational discrepancies.

4. Other operating income (expenses)

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2008	Dec 2007	Mar 2007	Dec 2007	Mar 2008	Dec 2007	Mar 2007	Dec 2007
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Pension and medical defined benefit provisions	(24)	52	(25)	(23)	(3)	7	(4)	(3)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, govern-mental fiscal claims and costs of old tailings operations	60	(30)	(21)	(97)	8	(4)	(3)	(15)
Miscellaneous	(4)	–	(1)	(14)	(1)	–	–	(2)
	32	22	(47)	(134)	4	3	(7)	(20)

5. Operating special items

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2008	Dec 2007	Mar 2007	Dec 2007	Mar 2008	Dec 2007	Mar 2007	Dec 2007
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Indirect tax expenses	–	(177)	–	(184)	–	(26)	–	(26)
Impairment of tangible assets (note 8)	(3)	(5)	(1)	(6)	–	(1)	–	(1)
Impairment of goodwill (note 8)	–	(7)	–	(7)	–	(1)	–	(1)
Recovery of loan	–	–	21	–	–	–	3	–
Recovery of exploration costs previously expensed	–	6	–	29	–	1	–	4
Siguiri royalty payment calculation dispute with the Guinean Administration	–	(27)	–	(27)	–	(4)	–	(4)
Profit (loss) on disposal and abandonment of assets (note 8)	85	(78)	(6)	56	11	(12)	(1)	7
	82	(288)	14	(139)	11	(42)	2	(21)

Rounding of figures may result in computational discrepancies.

6. Taxation

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2008	Dec 2007	Mar 2007	Dec 2007	Mar 2008	Dec 2007	Mar 2007	Dec 2007
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Current tax								
Normal taxation	**(577)**	(390)	(442)	(1,608)	**(77)**	(58)	(61)	(229)
Disposal of tangible assets (note 8)	**(2)**	(9)	(4)	(40)	**–**	(1)	(1)	(6)
Over (under) provision prior year	**14**	(6)	(67)	(32)	**2**	(1)	(9)	(4)
	(565)	(405)	(513)	(1,680)	**(75)**	(60)	(71)	(239)
Deferred taxation								
Temporary differences	**(151)**	(36)	1	7	**(20)**	(6)	1	1
Unrealised non-hedge derivatives and other commodity contracts	**590**	336	82	673	**72**	50	11	98
Disposal of tangible assets (note 8)	**(11)**	(2)	(4)	18	**(1)**	–	(1)	3
Change in estimated deferred tax rate	**–**	34	–	(57)	**–**	5	–	(8)
Change in statutory tax rate	**189**	–	–	–	**25**	–	–	–
	617	332	79	641	**76**	49	11	94
Total taxation	**52**	(73)	(434)	(1,039)	**1**	(11)	(60)	(145)

7. Discontinued operations

The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2008	Dec 2007	Mar 2007	Dec 2007	Mar 2008	Dec 2007	Mar 2007	Dec 2007
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Gold income	**–**	–	2	5	**–**	–	–	1
Cost of sales	**(5)**	31	(5)	15	**(1)**	5	(1)	2
Gross (loss) profit	**(5)**	31	(3)	20	**(1)**	5	(1)	3
Other income	**3**	10	–	10	**1**	2	–	2
Taxation	**(1)**	(1)	(3)	(23)	**–**	–	–	(4)
Net (loss) profit attributable to discontinued operations	**(3)**	41	(6)	7	**–**	6	(1)	1

Rounding of figures may result in computational discrepancies.

8. Headline (loss) earnings

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2008	Dec 2007	Mar 2007	Dec 2007	Mar 2008	Dec 2007	Mar 2007	Dec 2007
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings:								
(Loss) profit attributable to equity shareholders	**(3,812)**	(3,199)	(150)	(4,269)	**(142)**	(482)	19	(668)
Impairment of tangible assets (note 5)	**3**	5	1	6	**–**	1	–	1
Impairment of goodwill (note 5)	**–**	7	–	7	**–**	1	–	1
(Profit) loss on disposal of assets (note 5)	**(85)**	78	6	(56)	**(11)**	12	1	(7)
Impairment of investment in associate	**1**	3	–	154	**–**	–	–	22
Taxation on items above – current portion (note 6)	**2**	9	4	40	**–**	1	1	6
Taxation on items above – deferred portion (note 6)	**11**	2	4	(18)	**1**	–	1	(3)
Headline (loss) earnings	**(3,880)**	(3,095)	(135)	(4,136)	**(151)**	(466)	21	(648)
Cents per share [1]								
Headline (loss) earnings	**(1,376)**	(1,099)	(48)	(1,470)	**(54)**	(165)	7	(230)

[1] Calculated on the basic weighted average number of ordinary shares.

9. Shares

	Quarter ended			Year ended
	Mar 2008	Dec 2007	Mar 2007	Dec 2007
	Unaudited	Unaudited	Unaudited	Audited
Authorised:				
Ordinary shares of 25 SA cents each	**400,000,000**	400,000,000	400,000,000	400,000,000
E ordinary shares of 25 SA cents each	**4,280,000**	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	**5,000,000**	5,000,000	5,000,000	5,000,000
Issued and fully paid:				
Ordinary shares in issue	**277,745,007**	277,457,471	276,688,382	277,457,471
E ordinary shares in issue	**4,104,635**	4,140,230	4,149,230	4,140,230
Total ordinary shares:	**281,849,642**	281,597,701	280,837,612	281,597,701
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896
In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:				
Ordinary shares	**277,658,759**	277,119,778	276,426,639	276,805,309
E ordinary shares	**4,122,800**	4,080,713	4,167,212	4,117,815
Fully vested options	**280,789**	457,601	600,219	531,983
Weighted average number of shares	**282,062,348**	281,658,092	281,194,070	281,455,107
Dilutive potential of share options	**–**	–	641,741	–
Diluted number of ordinary shares [1]	**282,062,348**	281,658,092	281,835,811	281,455,107

[1] The basic and diluted number of ordinary shares are the same for March 2008 quarter as the effects of shares for performance related options are anti-dilutive.

Rounding of figures may result in computational discrepancies.

10. Share capital and premium

	As at			As at		
	Mar 2008 Unaudited	Dec 2007 Audited	Mar 2007 Unaudited	Mar 2008 Unaudited	Dec 2007 Audited	Mar 2007 Unaudited
	SA Rand million			US Dollar million		
Balance at beginning of period	**23,322**	23,045	23,045	**3,425**	3,292	3,292
Ordinary shares issued	**73**	283	109	**10**	40	15
E ordinary shares cancelled	**(5)**	(6)	(4)	**(1)**	(1)	(1)
Translation	**–**	–	–	**(544)**	94	(133)
Sub-total	**23,391**	23,322	23,150	**2,890**	3,425	3,173
Redeemable preference shares held within the group	**(312)**	(312)	(312)	**(39)**	(46)	(43)
Ordinary shares held within the group	**(288)**	(292)	(293)	**(36)**	(43)	(40)
E ordinary shares held within the group	**(343)**	(347)	(349)	**(42)**	(51)	(48)
Balance at end of period	**22,448**	22,371	22,196	**2,773**	3,285	3,042

11. Retained earnings and other reserves

	Retained earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial gains (losses)	Other comprehensive income	Total
SA Rand million						
Balance at December 2006	(214)	138	436	(45)	(1,503)	(1,188)
Loss attributable to equity shareholders	(150)					(150)
Dividends	(670)					(670)
Net loss on cash flow hedges removed from equity and reported in gold sales					211	211
Net loss on cash flow hedges					(301)	(301)
Deferred taxation on cash flow hedges					64	64
Gain on available-for-sale financial assets					24	24
Deferred taxation on available-for-sale financial assets					1	1
Share-based payment for share awards and BEE transaction					61	61
Translation			1,061		(74)	987
Balance at March 2007	(1,034)	138	1,497	(45)	(1,517)	(961)
Balance at December 2007	(5,524)	138	338	(108)	(1,011)	(6,167)
Deferred taxation rate change				(3)		(3)
Loss attributable to equity shareholders	(3,812)					(3,812)
Dividends	(148)					(148)
Transfers to foreign currency translation reserve	(12)		12			–
Net loss on cash flow hedges removed from equity and reported in gold sales					488	488
Net loss on cash flow hedges					(822)	(822)
Hedge ineffectiveness					13	13
Deferred taxation on cash flow hedges and hedge ineffectiveness					92	92
Loss on available-for-sale financial assets					(73)	(73)
Deferred taxation on available-for-sale financial assets					17	17
Share-based payment for share awards and BEE transaction					73	73
Translation			4,697		(142)	4,555
Balance at March 2008	(9,496)	138	5,047	(111)	(1,365)	(5,787)

Rounding of figures may result in computational discrepancies.

11. Retained earnings and other reserves cont.

US Dollar million	Retained earnings	Non-distributable reserves	Foreign currency translation reserve	Actuarial gains (losses)	Other omprehen-sive income	Total
Balance at December 2006	(209)	20	241	(6)	(215)	(169)
Profit attributable to equity shareholders	19					19
Dividends	(90)					(90)
Net loss on cash flow hedges removed from equity and reported in gold sales					31	31
Net loss on cash flow hedges					(41)	(41)
Deferred taxation on cash flow hedges					9	9
Gain on available-for-sale financial assets					3	3
Deferred taxation on available-for-sale financial assets					–	–
Share-based payment for share awards and BEE transaction					7	7
Translation		(1)	103		(2)	100
Balance at March 2007	(280)	19	344	(6)	(208)	(131)
Balance at December 2007	(1,020)	20	258	(16)	(148)	(906)
Deferred taxation rate change						–
Loss attributable to equity shareholders	(142)					(142)
Dividends	(18)					(18)
Transfers to foreign currency translation reserve	(2)		2			–
Net loss on cash flow hedges removed from equity and reported in gold sales					65	65
Net loss on cash flow hedges					(109)	(109)
Hedge ineffectiveness					2	2
Deferred taxation on cash flow hedges and hedge ineffectiveness					12	12
Loss on available-for-sale financial assets					(9)	(9)
Deferred taxation on available-for-sale financial assets					2	2
Share-based payment for share awards and BEE transaction					10	10
Translation		(3)	372	3	6	378
Balance at March 2008	(1,182)	17	632	(13)	(169)	(715)

12. Minority interests

	As at			As at		
	Mar 2008	Dec 2007	Mar 2007	Mar 2008	Dec 2007	Mar 2007
	Unaudited	Audited	Unaudited	Unaudited	Audited	Unaudited
	SA Rand million			US Dollar million		
Balance at beginning of year	**429**	436	436	**63**	62	62
Profit for the period	**90**	222	56	**11**	32	8
Dividends paid	**(4)**	(131)	(25)	**(1)**	(19)	(4)
Acquisition of minority interest [1]	**–**	(91)	–	**–**	(13)	–
Net loss on cash flow hedges removed from equity and reported in gold sales	**6**	14	4	**1**	2	1
Net loss on cash flow hedges	**(5)**	(12)	(3)	**(1)**	(2)	(1)
Translation	**60**	(9)	13	**(2)**	1	–
Balance at end of period	**576**	429	481	**71**	63	66

(1) With effect 1 September 2007, AngloGold Ashanti acquired the remaining 15% minorities of Iduapriem.

Rounding of figures may result in computational discrepancies.

13. Exchange rates

	Mar 2008 Unaudited	Dec 2007 Unaudited	Mar 2007 Unaudited
Rand/US dollar average for the year to date	**7.52**	7.03	7.22
Rand/US dollar average for the quarter	**7.52**	6.76	7.22
Rand/US dollar closing	**8.09**	6.81	7.30
Rand/Australian dollar average for the year to date	**6.84**	5.89	5.68
Rand/Australian dollar average for the quarter	**6.84**	6.00	5.68
Rand/Australian dollar closing	**7.40**	5.98	5.90
BRL/US dollar average for the year to date	**1.74**	1.95	2.11
BRL/US dollar average for the quarter	**1.74**	1.78	2.11
BRL/US dollar closing	**1.74**	1.78	2.15

14. Capital commitments

	Mar 2008 Unaudited	Dec 2007 Audited	Mar 2007 Unaudited	Mar 2008 Unaudited	Dec 2007 Audited	Mar 2007 Unaudited
	SA Rand million			US Dollar million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange	**3,697**	2,968	4,045	**457**	436	554

Liquidity and capital resources:

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced on similar terms to those currently in place.

15. Contingent liabilities

AngloGold Ashanti's material contingent liabilities at 31 March 2008 are detailed below:

Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.

Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($12m). The suretyship agreements have a termination notice period of 90 days.

Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A.(MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, one for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the state of Goiás, through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás State Treasury by means of a Special Regime Agreement (Termo de Acordo re Regime Especial – TARE). The Serra Grande operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $41m. Although MSG requested the TARE in early 2004, the TARE, which authorised the remittance of gold to the company's branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006.

In November 2006 the administrative council's second chamber ruled in favour of Serra Grande and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $25m. The company believes both assessments are in violation of Federal legislation on sales taxes.

VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the company's appeal against the assessment. The company is now discussing the case at the judicial sphere. The company's attributable share of the assessment is approximately $8m.

Tax Disputes – Brazil – Morro Velho and AngloGold Ashanti Brasil Mineração are involved in disputes with tax authorities. These disputes involve eleven federal tax assessments including income tax, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR). The amount involved is approximately $9m.

16. Concentration of risk

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:

- Reimbursable value added tax due from the Malian government amounts to an attributable $47m at 31 March 2008 (31 December 2007: attributable $42m). The last audited value added tax return was for the period ended 31 March 2007 and at the balance sheet date an attributable $24m was still outstanding and $23m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.

- Reimbursable fuel duties from the Malian government amounts to an attributable $3m at 31 March 2008 (31 December 2007: attributable $7m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. An attributable $3m is still subject to authorisation by the Customs and Excise authorities. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.

The government of Mali is a shareholder in all the Malian entities. Management is in negotiations with the Government of Mali to agree a protocol for the repayment of the outstanding amounts. The amounts outstanding have been discounted to their present value at a rate of 6.5%.

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:

- Reimbursable value added tax due from the Tanzanian government amounts to $17m at 31 March 2008 (31 December 2007: $16m). The last audited value added tax return was for the period ended 30 November 2007 and at the balance sheet date $13m was still outstanding and $4m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits. The outstanding amounts have been discounted to their present value at a rate of 7.8%.

- Reimbursable fuel duties from the Tanzanian government amounts to $36m at 31 March 2008 (31 December 2007: $37m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $17m have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $19m have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations. The outstanding amounts have been discounted to their present value at a rate of 7.8%.

17. Attributable interest

Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by AngloGold Ashanti USA Inc., is repaid.

18. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

19. Announcements

On 14 February 2008, AngloGold Ashanti (AGA) announced that it had entered into a binding memorandum of agreement (MOA) with B2Gold Corp. (B2Gold). The MOA provides for the existing Colombian joint venture agreements between AGA and B2Gold to be amended. B2Gold would also acquire from AGA, additional interests in certain mineral properties in Colombia. In exchange, B2Gold would issue to AGA, 25m common shares and 21.4m common share purchase warrants in B2Gold.

On 4 April 2008, it was announced that following the stabilisation of Eskom (the South African electricity supply body) power to South African operations during the quarter, AGA forecasted the first quarter production to be approximately 1.19Moz. The revised production outlook was around, 8% above guidance provided at the fourth quarter. AGA had also fully delivered into maturing hedge contracts during the quarter.

20. Dividend

Final Dividend No. 103 of 53 South African cents or 3.4848 UK pence or 6.53 cedis per share was paid to registered shareholders on 7 March 2008, while a dividend of 1.484 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. On 10 March 2008, a dividend of 0.0653 cedis per Ghanaian Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 17 March 2008 at a rate of 6.606 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.

In addition, directors declared Dividend No. E3 of 26.50 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends were paid on 7 March 2008.

By order of the Board

R P EDEY
Chairman
5 May 2008

M CUTIFANI
Chief Executive Officer

Segmental reporting

for the quarter and year ended 31 March 2008

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

	Quarter ended Mar 2008 Unaudited	Quarter ended Dec 2007 Unaudited	Quarter ended Mar 2007 Unaudited	Year ended Dec 2007 Audited	Quarter ended Mar 2008 Unaudited	Quarter ended Dec 2007 Unaudited	Quarter ended Mar 2007 Unaudited	Year ended Dec 2007 Audited
	SA Rand million				US Dollar million			
Gold income								
South Africa	**2,450**	2,292	2,465	9,843	**324**	339	340	1,399
Argentina	**316**	198	265	988	**41**	30	37	140
Australia	**727**	684	554	2,437	**96**	101	76	348
Brazil	**757**	495	492	2,001	**101**	73	68	285
Ghana	**835**	601	550	2,365	**110**	89	76	337
Guinea	**673**	492	379	1,483	**89**	73	52	211
Mali	**588**	535	517	1,951	**78**	79	72	278
Namibia	**84**	96	94	364	**11**	14	13	52
Tanzania	**445**	111	186	807	**59**	16	26	114
USA	**369**	280	161	813	**48**	41	22	116
	7,245	5,784	5,664	23,052	**958**	856	783	3,280
Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts								
South Africa	**1,013**	502	800	2,845	**130**	74	110	403
Argentina	**62**	58	105	338	**8**	9	15	48
Australia	**168**	228	232	960	**23**	34	32	137
Brazil	**299**	277	254	987	**40**	41	35	141
Ghana	**90**	(150)	62	25	**12**	(22)	9	3
Guinea	**205**	44	49	101	**27**	7	7	14
Mali	**195**	165	183	646	**26**	24	25	92
Namibia	**22**	19	29	90	**3**	3	4	13
Tanzania	**(98)**	(110)	(13)	52	**(13)**	(16)	(2)	6
USA	**167**	190	107	518	**22**	28	15	74
Other	**(28)**	86	24	28	**(4)**	13	3	4
	2,095	1,309	1,832	6,590	**274**	195	253	935
Cash gross profit (loss) [1]								
South Africa	**1,412**	1,023	1,180	4,628	**184**	151	163	657
Argentina	**88**	98	154	513	**11**	15	21	73
Australia	**258**	319	311	1,308	**35**	47	43	186
Brazil	**404**	372	311	1,308	**54**	55	43	186
Ghana	**254**	(56)	181	485	**34**	(8)	25	68
Guinea	**256**	117	114	352	**34**	17	16	50
Mali	**257**	206	231	809	**34**	30	32	115
Namibia	**34**	30	39	131	**4**	4	5	19
Tanzania	**6**	(53)	60	358	**1**	(8)	8	50
USA	**221**	247	164	742	**29**	36	23	106
Other	**(10)**	113	42	116	**(1)**	19	6	17
	3,180	2,416	2,788	10,750	**419**	358	385	1,527

[1] Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues. Refer to note F of "Non-GAAP disclosure" for the computation.

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

	Quarter ended Mar 2008 Unaudited	Quarter ended Dec 2007 Unaudited	Quarter ended Mar 2007 Unaudited	Year ended Dec 2007 Audited	Quarter ended Mar 2008 Unaudited	Quarter ended Dec 2007 Unaudited	Quarter ended Mar 2007 Unaudited	Year ended Dec 2007 Audited
	kg				oz (000)			
Gold production								
South Africa	**15,498**	17,503	17,626	72,429	**498**	563	567	2,328
Argentina	**856**	1,597	1,603	6,338	**28**	51	52	204
Australia	**3,707**	4,673	4,605	18,675	**119**	150	148	600
Brazil	**2,892**	3,480	2,801	12,689	**93**	112	90	408
Ghana	**4,189**	3,998	3,975	16,388	**135**	129	128	527
Guinea	**2,901**	2,567	2,270	8,715	**93**	83	73	280
Mali	**2,923**	3,536	3,354	13,703	**94**	114	108	441
Namibia	**469**	624	614	2,496	**15**	20	20	80
Tanzania	**1,984**	1,801	2,412	10,166	**64**	58	78	327
USA	**1,791**	2,778	1,980	8,766	**58**	89	64	282
	37,210	42,556	41,239	170,365	**1,196**	1,368	1,326	5,477

	Quarter ended Mar 2008 Unaudited	Quarter ended Dec 2007 Unaudited	Quarter ended Mar 2007 Unaudited	Year ended Dec 2007 Audited	Quarter ended Mar 2008 Unaudited	Quarter ended Dec 2007 Unaudited	Quarter ended Mar 2007 Unaudited	Year ended Dec 2007 Audited
	SA Rand million				US Dollar million			
Capital expenditure								
South Africa	**525**	881	473	2,535	**70**	128	66	361
Argentina	**37**	49	24	141	**5**	7	3	20
Australia	**803**	651	343	1,975	**107**	95	47	281
Brazil	**178**	204	264	995	**24**	30	37	142
Ghana	**196**	260	192	836	**26**	38	27	119
Guinea	**44**	38	14	146	**6**	6	2	21
Mali	**13**	26	12	61	**2**	4	2	9
Namibia	**14**	24	3	43	**2**	3	-	6
Tanzania	**25**	78	25	187	**3**	11	3	27
USA	**90**	33	48	161	**12**	5	7	23
Other	**5**	71	19	364	**1**	12	3	50
	1,930	2,315	1,417	7,444	**257**	339	196	1,059

	As at Mar 2008 Unaudited	As at Dec 2007 Audited	As at Mar 2007 Unaudited	As at Mar 2008 Unaudited	As at Dec 2007 Audited	As at Mar 2007 Unaudited
	SA Rand million			US Dollar million		
Total assets						
South Africa	**16,149**	15,616	15,301	**1,995**	2,293	2,097
Argentina	**1,995**	1,659	2,007	**246**	244	275
Australia	**11,404**	8,705	7,293	**1,409**	1,278	1,000
Brazil	**5,818**	4,826	4,309	**719**	709	591
Ghana	**15,964**	13,301	13,422	**1,972**	1,953	1,840
Guinea	**2,634**	2,127	2,084	**325**	312	286
Mali	**3,072**	2,399	2,541	**380**	352	348
Namibia	**555**	536	457	**69**	79	63
Tanzania	**11,519**	9,654	10,048	**1,423**	1,418	1,377
USA	**4,284**	3,608	3,699	**529**	530	507
Other	**5,359**	4,450	4,039	**664**	652	552
	78,752	66,881	65,200	**9,731**	9,820	8,936

Rounding of figures may result in computational discrepancies.

Non-GAAP disclosure

From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

A   **Headline earnings adjusted for the loss on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond**

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2008 Unaudited	Dec 2007 Unaudited	Mar 2007 Unaudited	Dec 2007 Unaudited	Mar 2008 Unaudited	Dec 2007 Unaudited	Mar 2007 Unaudited	Dec 2007 Unaudited
	SA Rand million				US Dollar million			
Headline (loss) earnings (note 8)	**(3,880)**	(3,095)	(135)	(4,136)	**(151)**	(466)	21	(648)
Loss on unrealised non-hedge derivatives and other commodity contracts	**5,454**	3,663	1,054	7,114	**351**	550	106	1,071
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 6)	**(590)**	(336)	(82)	(673)	**(72)**	(50)	(11)	(98)
Fair value adjustment on option component of convertible bond	**(170)**	(115)	(135)	(333)	**(23)**	(17)	(19)	(47)
Headline earnings adjusted for the loss on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [1]	**813**	117	702	1,971	**105**	18	97	278
Cents per share [2]								
Headline earnings adjusted for the loss on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [1]	**288**	42	250	700	**37**	6	34	99

[1] *Loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:*
- *Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and*
- *Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.*

Headline earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:

- *The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;*
- *Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;*
- *The unrealised fair value change on the option component of the convertible bond; and*
- *The unrealised fair value change on the onerous uranium contracts.*

[2] *Calculated on the basic weighted average number of ordinary shares.*

B   **Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts**

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2008 Unaudited	Dec 2007 Unaudited	Mar 2007 Unaudited	Dec 2007 Unaudited	Mar 2008 Unaudited	Dec 2007 Unaudited	Mar 2007 Unaudited	Dec 2007 Unaudited
	SA Rand million				US Dollar million			
Reconciliation of gross (loss) profit to gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts:								
Gross (loss) profit	**(3,359)**	(2,354)	778	(524)	**(77)**	(355)	147	(136)
Loss on unrealised non-hedge derivatives and other commodity contracts	**5,454**	3,663	1,054	7,114	**351**	550	106	1,071
Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts	**2,095**	1,309	1,832	6,590	**274**	195	253	935

Rounding of figures may result in computational discrepancies.

| | Quarter ended | | | Year ended | Quarter ended | | | Year ended |
	Mar 2008 Unaudited	Dec 2007 Unaudited	Mar 2007 Unaudited	Dec 2007 Unaudited	Mar 2008 Unaudited	Dec 2007 Unaudited	Mar 2007 Unaudited	Dec 2007 Unaudited
	SA Rand million / Metric				US Dollar million / Imperial			
C **Non-hedge derivative (loss) gain is summarised as:**								
(Loss) gain on realised non-hedge derivatives (note D)	**(158)**	740	392	2,033	**(22)**	110	54	291
Loss on unrealised non-hedge derivatives	**(5,464)**	(3,829)	(1,001)	(7,305)	**(353)**	(575)	(98)	(1,099)
Unrealised (loss) gain on other commodity physical borrowings	**(10)**	(1)	(47)	49	**(1)**	-	(7)	7
Provision reversed (raised) for loss on future deliveries of other commodities	**20**	167	(6)	142	**3**	25	(1)	21
Loss on non-hedge derivatives and other commodity contracts	**(5,612)**	(2,923)	(662)	(5,081)	**(373)**	(440)	(51)	(780)
D **Price received**								
Gold income (note 2)	**7,245**	5,784	5,664	23,052	**958**	856	783	3,280
Adjusted for minority interests	**(263)**	(211)	(240)	(889)	**(35)**	(32)	(33)	(127)
	6,982	5,573	5,424	22,163	**923**	824	750	3,153
(Loss) gain on realised non-hedge derivatives (note C)	**(158)**	740	392	2,033	**(22)**	110	54	291
	6,824	6,313	5,816	24,196	**901**	934	805	3,444
Attributable gold sold - kg / - oz (000)	**37,098**	42,278	41,558	170,265	**1,193**	1,359	1,336	5,474
Revenue price per unit - R/kg / - $/oz	**183,945**	149,312	139,953	142,107	**755**	687	602	629
E **Total costs**								
Total cash costs (note 3)	**3,983**	3,688	3,231	13,959	**528**	545	448	1,988
Adjusted for minority interests and non-gold producing companies	**(96)**	46	(56)	(246)	**(13)**	7	(8)	(34)
Total cash costs adjusted for minority interests and non-gold producing companies	**3,887**	3,734	3,175	13,713	**515**	552	440	1,954
Retrenchment costs (note 3)	**26**	88	7	131	**3**	13	1	19
Rehabilitation and other non-cash costs (note 3)	**106**	321	20	445	**13**	47	3	65
Amortisation of tangible assets (note 3)	**1,082**	1,103	948	4,143	**144**	164	131	590
Amortisation of intangible assets (note 3)	**4**	3	4	14	**-**	-	-	2
Adjusted for minority interests and non-gold producing companies	**(37)**	(42)	(34)	(146)	**(5)**	(6)	(5)	(21)
Total production costs adjusted for minority interests and non-gold producing companies	**5,068**	5,207	4,120	18,300	**670**	770	571	2,609
Gold produced - kg / - oz (000)	**37,210**	42,556	41,239	170,365	**1,196**	1,368	1,326	5,477
Total cash cost per unit - R/kg / -$/oz	**104,461**	87,744	76,991	80,490	**430**	404	332	357
Total production cost per unit - R/kg / -$/oz	**136,200**	122,344	99,905	107,415	**561**	563	430	476
F **Cash gross profit**								
Gross profit adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts (note B)	**2,095**	1,309	1,832	6,590	**274**	195	253	935
Amortisation of tangible assets (note 3)	**1,082**	1,103	948	4,143	**144**	164	131	590
Amortisation of intangible assets (note 3)	**4**	3	4	14	**-**	-	-	2
Non-cash revenues	**-**	-	4	3	**-**	-	1	-
	3,180	2,416	2,788	10,750	**419**	358	385	1,527
G **EBITDA**								
Operating (loss) profit	**(3,758)**	(3,110)	339	(2,636)	**(130)**	(467)	86	(439)
Amortisation of tangible assets (note 3)	**1,082**	1,103	948	4,143	**144**	164	131	590
Amortisation of intangible assets (note 3)	**4**	3	4	14	**-**	-	-	2
Impairment of tangible assets (note 5)	**3**	5	1	6	**-**	1	-	1
Impairment of intangible assets (note 5)	**-**	7	-	7	**-**	1	-	1
Loss on unrealised non-hedge derivatives and other commodity contracts (note B)	**5,454**	3,663	1,054	7,114	**351**	550	106	1,071
Share of associates' EBITDA	**1**	3	(3)	(3)	**-**	-	-	-
Discontinued operations EBITDA	**(2)**	41	(3)	30	**-**	6	-	5
(Profit) loss on disposal and abandonment of assets (note5)	**(85)**	78	6	(56)	**(11)**	12	1	(7)
	2,698	1,795	2,346	8,619	**355**	266	324	1,224

Rounding of figures may result in computational discrepancies.

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2008 Unaudited	Dec 2007 Unaudited	Mar 2007 Unaudited	Dec 2007 Unaudited	Mar 2008 Unaudited	Dec 2007 Unaudited	Mar 2007 Unaudited	Dec 2007 Unaudited
	SA Rand million				US Dollar million			
H Interest cover								
EBITDA (note G)	**2,698**	1,795	2,346	8,619	**355**	266	324	1,224
Finance costs	**265**	231	200	880	**35**	34	28	125
Capitalised finance costs	**45**	25	12	68	**6**	4	2	10
	310	256	211	948	**41**	38	29	135
Interest cover - times	**9**	7	11	9	**9**	7	11	9
I Free cash flow								
Net cash inflow from operating activities	**1,432**	1,268	1,750	6,238	**189**	188	240	882
Stay-in-business capital expenditure	**(852)**	(1,222)	(785)	(3,758)	**(113)**	(179)	(109)	(535)
	580	46	965	2,480	**76**	9	131	347

	As at Mar 2008 Unaudited	As at Dec 2007 Unaudited	As at Mar 2007 Unaudited	As at Mar 2008 Unaudited	As at Dec 2007 Unaudited	As at Mar 2007 Unaudited
	SA Rand million			US Dollar million		
J Net asset value - cents per share						
Total equity	**17,237**	16,633	21,716	**2,130**	2,442	2,977
Number of ordinary shares in issue - million (note 9)	**282**	282	281	**282**	282	281
Net asset value - cents per share	**6,116**	5,907	7,733	**756**	867	1,060
Total equity	**17,237**	16,633	21,716	**2,130**	2,442	2,977
Intangible assets	**(3,657)**	(2,996)	(3,073)	**(452)**	(440)	(421)
	13,580	13,637	18,643	**1,678**	2,002	2,556
Number of ordinary shares in issue - million (note 9)	**282**	282	281	**282**	282	281
Net tangible asset value - cents per share	**4,818**	4,843	6,638	**595**	711	910
K Net debt						
Borrowings - long-term portion	**5,728**	10,441	9,010	**708**	1,533	1,235
Borrowings - short-term portion	**10,157**	2,309	1,725	**1,255**	339	236
Total borrowings	**15,885**	12,750	10,735	**1,963**	1,872	1,471
Cash and cash equivalents	**(4,167)**	(3,381)	(2,919)	**(515)**	(496)	(400)
Net debt	**11,718**	9,369	7,816	**1,448**	1,376	1,071

Rounding of figures may result in computational discrepancies.

Development

for the quarter ended 31 March 2008

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Statistics are shown in metric units	Advanced	Sampled					
	metres	Sampled	Ave. channel	gold		uranium	
	(total)	metres	width (cm)	Ave. g/t	Ave. cm.g/t	Ave. kg/t	Ave. cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	1,531	114	100.1	42.57	4,261	1.81	184.72
Kopanang Mine							
Vaal reef	5,114	510	17.7	63.95	1,132	3.15	63.62
Tau Lekoa Mine							
Ventersdorp Contact reef	1,787	112	74.7	29.96	2,238	0.26	21.95
Moab Khotsong Mine							
Vaal reef	3,384	354	119.9	20.30	2,434	0.94	110.94
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	69	-	-	-	-	-	-
Carbon Leader reef	2,040	78	14.2	183.66	2,608	1.41	20.21
Savuka Mine							
Carbon Leader reef	645	78	22.9	187.82	4,301	-	-
Mponeng Mine							
Ventersdorp Contact reef	4,059	698	75.5	36.62	2,765	-	-
AUSTRALIA							
Sunrise Dam	892	892	-	3.79	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	1,498	327	603.0	3.51	-	-	-
Córrego do Sitio	866	366	-	2.49	-	-	-
Lamego	947	125	60.0	3.14	-	-	-
Serra Grande							
Mina III	1,169	195	100.0	2.95	-	-	-
Mina Nova	147	-	-	-	-	-	-
GHANA							
Obuasi	4,421	2,139	430 *	9.44	-	-	-

Statistics are shown in imperial units	Advanced	Sampled					
	feet	Sampled	Ave. channel	gold		uranium	
	(total)	feet	width (inches)	Ave. oz/t	Ave. ft.oz/t	Ave. lb/t	Ave. ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	5,024	374	39.4	1.24	4.08	3.62	11.89
Kopanang Mine							
Vaal reef	16,780	1,673	7.0	1.87	1.08	6.30	3.66
Tau Lekoa Mine							
Ventersdorp Contact reef	5,864	367	29.4	0.87	2.14	0.52	1.27
Moab Khotsong Mine							
Vaal reef	11,103	1,161	47.2	0.59	2.33	1.88	7.40
WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	227	-	-	-	-	-	-
Carbon Leader reef	6,694	256	5.6	5.36	2.50	2.82	1.31
Savuka Mine							
Carbon Leader reef	2,115	256	9.0	5.48	4.12	-	-
Mponeng Mine							
Ventersdorp Contact reef	13,317	2,290	29.7	1.07	2.65	-	-
AUSTRALIA							
Sunrise Dam	2,927	2,927	-	0.11	-	-	-
BRAZIL							
AngloGold Ashanti Mineração							
Mina de Cuiabá	4,915	1,072	237.4	0.10	-	-	-
Córrego do Sitio	2,840	1,201	-	0.07	-	-	-
Lamego	3,107	410	23.6	0.09	-	-	-
Serra Grande							
Mina III	3,835	638	39.4	0.09	-	-	-
Mina Nova	482	-	-	-	-	-	-
GHANA							
Obuasi	14,504	7,016	169.3 *	0.28	-	-	-

* Average ore body width.

Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
	Capital expenditure - Rm				Capital expenditure - $m			
SOUTH AFRICA	**525**	**881**	**473**	**2,535**	**70**	**128**	**66**	**361**
Vaal River								
Great Noligwa	40	94	52	261	5	14	7	37
Kopanang	84	111	81	362	11	16	11	52
Moab Khotsong	143	195	111	628	19	29	15	89
Tau Lekoa	26	45	20	113	3	7	3	16
Surface Operations	-	(1)	1	5	-	-	-	1
West Wits								
Mponeng	120	234	102	604	16	34	14	86
Savuka	21	24	8	63	3	4	1	9
TauTona	91	178	98	500	12	26	14	71
ARGENTINA	**37**	**49**	**24**	**141**	**5**	**7**	**3**	**20**
Cerro Vanguardia - Attributable 92.50%	34	45	22	130	5	7	3	18
Minorities and exploration	3	4	2	11	-	-	-	2
AUSTRALIA	**803**	**651**	**343**	**1,975**	**107**	**95**	**47**	**281**
Sunrise Dam	31	68	41	207	4	10	6	30
Boddington	772	580	296	1,752	103	85	41	249
Exploration	-	3	6	16	-	-	-	2
BRAZIL	**178**	**204**	**264**	**995**	**24**	**30**	**37**	**142**
AngloGold Ashanti Brasil Mineração	123	158	234	820	16	24	32	117
Serra Grande - Attributable 50%	27	22	14	84	4	3	2	12
Minorities, exploration and other	28	24	16	91	4	3	3	13
GHANA	**196**	**260**	**192**	**836**	**26**	**38**	**27**	**119**
Iduapriem - Attributable 85% [1]	58	105	8	162	8	15	1	23
Obuasi	138	153	182	663	18	23	25	94
Minorities and exploration	-	2	2	11	-	-	1	2
GUINEA	**44**	**38**	**14**	**146**	**6**	**6**	**2**	**21**
Siguiri - Attributable 85%	37	32	12	124	5	5	2	18
Minorities and exploration	7	6	2	22	1	1	-	3
MALI	**13**	**26**	**12**	**61**	**2**	**4**	**2**	**9**
Morila - Attributable 40%	1	2	1	5	-	-	-	1
Sadiola - Attributable 38%	6	22	6	40	1	3	1	6
Yatela - Attributable 40%	5	2	5	15	1	-	1	2
NAMIBIA	**14**	**24**	**3**	**43**	**2**	**3**	**-**	**6**
Navachab	14	24	3	43	2	3	-	6
TANZANIA	**25**	**78**	**25**	**187**	**3**	**11**	**3**	**27**
Geita	25	78	25	187	3	11	3	27
USA	**90**	**33**	**48**	**161**	**12**	**5**	**7**	**23**
Cripple Creek & Victor J.V.	90	32	47	160	12	5	7	23
OTHER	**5**	**71**	**19**	**364**	**1**	**12**	**3**	**50**
ANGLOGOLD ASHANTI	**1,930**	**2,315**	**1,417**	**7,444**	**257**	**339**	**196**	**1,059**

[1] With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
	Yield - g/t				Gold produced - kg			
SOUTH AFRICA					**15,498**	**17,503**	**17,626**	**72,429**
Vaal River								
Great Noligwa	8.56	6.94	8.41	7.54	3,326	3,613	3,863	15,036
Kopanang	6.94	7.70	6.77	7.24	2,794	3,229	2,989	13,013
Moab Khotsong	10.34	9.12	8.16	7.94	764	726	439	2,081
Tau Lekoa	4.01	3.97	3.70	3.62	1,093	1,247	1,325	5,137
Surface Operations	0.36	0.46	0.50	0.49	670	920	1,023	3,903
West Wits								
Mponeng	9.94	9.26	9.56	9.50	4,093	4,223	4,435	18,260
Savuka	5.96	6.73	7.01	6.69	448	540	571	2,284
TauTona [1]	8.70	9.37	9.99	9.67	2,311	3,005	2,981	12,714
ARGENTINA					**856**	**1,597**	**1,603**	**6,338**
Cerro Vanguardia - Attributable 92.50%	3.82	6.88	7.25	6.88	856	1,597	1,603	6,338
AUSTRALIA					**3,707**	**4,673**	**4,605**	**18,675**
Sunrise Dam [3]	4.10	4.84	4.63	4.86	3,707	4,673	4,605	18,675
BRAZIL					**2,892**	**3,480**	**2,801**	**12,689**
AngloGold Ashanti Brasil Mineração [1]	6.77	7.84	7.71	7.48	2,251	2,826	2,064	9,851
Serra Grande [1] - Attributable 50%	7.19	6.65	7.31	7.21	641	654	738	2,838
GHANA					**4,189**	**3,998**	**3,975**	**16,388**
Iduapriem - Attributable 85% [2]	1.81	1.90	1.87	1.85	1,471	1,387	848	5,192
Obuasi [1]	4.19	4.34	4.83	4.43	2,718	2,611	3,127	11,196
GUINEA					**2,901**	**2,567**	**2,270**	**8,715**
Siguiri [3] - Attributable 85%	1.32	1.18	1.06	1.05	2,901	2,567	2,270	8,715
MALI					**2,923**	**3,536**	**3,354**	**13,703**
Morila - Attributable 50%	3.12	3.91	3.04	3.36	1,257	1,607	1,284	5,596
Sadiola - Attributable 38%	3.16	3.00	2.50	2.76	1,135	1,252	977	4,366
Yatela [4] - Attributable 50%	2.17	2.60	3.25	3.46	532	677	1,093	3,742
NAMIBIA					**469**	**624**	**614**	**2,496**
Navachab	1.31	1.61	1.47	1.56	469	624	614	2,496
TANZANIA					**1,984**	**1,801**	**2,412**	**10,166**
Geita	1.66	1.46	1.80	2.01	1,984	1,801	2,412	10,166
USA					**1,791**	**2,778**	**1,980**	**8,766**
Cripple Creek & Victor J.V. [4]	0.54	0.55	0.56	0.53	1,791	2,778	1,980	8,766
ANGLOGOLD ASHANTI					**37,210**	**42,556**	**41,239**	**170,365**
Underground Operations	6.95	6.96	7.22	6.99	20,164	22,505	22,296	91,684
Surface and Dump Reclamation	0.47	0.45	0.52	0.49	1,318	1,339	1,694	6,142
Open-pit Operations	2.09	2.33	2.25	2.34	13,240	15,047	14,083	59,227
Heap Leach Operations [5]	0.67	0.70	0.73	0.73	2,488	3,665	3,167	13,312
					37,210	**42,556**	**41,239**	**170,365**

[1] The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.

[2] With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.

[3] The yield of Sunrise Dam and Siguiri represents open-pit operations.

[4] The yield of Yatela and the Cripple Creek & Victor Joint Venture reflects gold placed/tonnes placed.

[5] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
	Productivity per employee - g				Gold sold - kg			
SOUTH AFRICA	**192**	**216**	**228**	**227**	**14,637**	**17,432**	**17,537**	**72,823**
Vaal River								
Great Noligwa	168	177	193	185	3,151	3,616	3,865	15,146
Kopanang	185	215	199	215	2,639	3,230	3,007	13,099
Moab Khotsong	148	145	147	131	709	726	434	2,089
Tau Lekoa	126	147	161	153	1,025	1,248	1,315	5,168
Surface Operations	1,012	1,399	1,513	1,463	645	920	1,022	3,930
West Wits								
Mponeng	259	267	300	297	3,854	4,181	4,385	18,327
Savuka	146	166	177	176	423	534	563	2,293
TauTona	185	243	238	252	2,190	2,976	2,946	12,771
ARGENTINA	**417**	**800**	**819**	**795**	**1,457**	**1,092**	**1,605**	**5,827**
Cerro Vanguardia - Attributable 92.50%	417	800	819	795	1,457	1,092	1,605	5,827
AUSTRALIA	**2,878**	**3,994**	**3,987**	**3,977**	**3,583**	**4,796**	**4,522**	**18,581**
Sunrise Dam	2,878	4,359	4,353	4,356	3,583	4,796	4,522	18,581
BRAZIL	**537**	**671**	**583**	**628**	**3,053**	**3,364**	**3,025**	**12,657**
AngloGold Ashanti Brasil Mineração	504	660	517	587	2,432	2,706	2,171	9,679
Serra Grande - Attributable 50%	700	722	904	830	621	658	855	2,978
GHANA	**249**	**224**	**227**	**232**	**4,128**	**3,869**	**3,886**	**16,361**
Iduapriem - Attributable 85% [1]	568	525	391	555	1,459	1,384	848	5,115
Obuasi	191	171	204	182	2,669	2,485	3,038	11,246
GUINEA	**687**	**626**	**570**	**529**	**2,885**	**2,661**	**2,280**	**8,769**
Siguiri - Attributable 85%	687	626	570	529	2,885	2,661	2,280	8,769
MALI	**752**	**893**	**914**	**907**	**3,208**	**3,597**	**3,714**	**13,769**
Morila - Attributable 40%	823	1,041	855	924	1,283	1,729	1,333	5,551
Sadiola - Attributable 38%	756	808	684	751	1,337	1,166	1,180	4,423
Yatela - Attributable 40%	620	781	1,481	1,155	588	701	1,201	3,794
NAMIBIA	**361**	**415**	**629**	**509**	**461**	**644**	**675**	**2,581**
Navachab	361	415	629	509	461	644	675	2,581
TANZANIA	**317**	**269**	**373**	**404**	**1,860**	**2,059**	**2,421**	**10,205**
Geita	317	269	373	404	1,860	2,059	2,421	10,205
USA	**1,750**	**2,721**	**1,729**	**2,160**	**1,825**	**2,764**	**1,892**	**8,692**
Cripple Creek & Victor J.V.	1,750	2,721	1,729	2,160	1,825	2,764	1,892	8,692
ANGLOGOLD ASHANTI	**302**	**342**	**337**	**349**	**37,098**	**42,278**	**41,558**	**170,265**

[1] With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.

Rounding of figures may result in computational discrepancies.

Key operating results

PER REGION & OPERATION

SA Rand / Metric	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
	Total cash costs - R/kg				Total production costs - R/kg			
SOUTH AFRICA	**88,549**	**87,949**	**72,979**	**77,372**	**116,313**	**120,358**	**95,214**	**103,224**
Vaal River								
Great Noligwa	96,801	117,918	84,059	90,817	118,554	141,474	105,277	114,220
Kopanang	85,530	71,498	69,223	69,201	128,151	94,086	88,284	88,679
Moab Khotsong	141,898	150,648	134,175	150,135	172,476	358,141	214,596	276,421
Tau Lekoa	128,576	112,042	100,102	107,016	158,512	143,944	134,273	140,507
Surface Operations	85,350	77,719	58,471	68,745	93,904	83,260	65,161	75,241
West Wits								
Mponeng	61,113	66,025	59,318	59,596	82,927	85,608	76,284	78,622
Savuka	88,349	91,613	82,550	91,089	123,374	95,552	96,912	107,676
TauTona	93,118	77,572	64,782	71,523	124,319	120,443	92,322	104,676
ARGENTINA	**134,008**	**67,924**	**44,393**	**59,533**	**168,121**	**93,954**	**72,520**	**89,617**
Cerro Vanguardia - Attributable 92.50%	132,332	67,404	43,657	58,807	166,287	93,307	71,635	88,746
AUSTRALIA	**116,906**	**77,570**	**71,638**	**70,743**	**141,681**	**95,297**	**89,294**	**89,709**
Sunrise Dam	111,183	75,697	69,550	68,951	135,374	90,855	86,907	86,866
BRAZIL	**81,916**	**59,734**	**55,775**	**58,584**	**115,672**	**83,294**	**71,110**	**82,418**
AngloGold Ashanti Brasil Mineração	76,600	54,489	48,230	52,472	113,174	79,432	62,290	77,442
Serra Grande - Attributable 50%	70,185	63,381	54,131	59,428	94,042	80,962	73,030	79,317
GHANA	**114,744**	**100,758**	**95,247**	**97,635**	**161,133**	**187,314**	**126,514**	**142,810**
Iduapriem - Attributable 85% [1]	109,611	90,069	106,413	84,058	136,025	142,865	122,137	111,340
Obuasi	127,301	106,434	92,224	103,931	185,552	210,918	127,711	157,404
GUINEA	**105,581**	**95,414**	**96,653**	**104,741**	**128,764**	**137,446**	**122,100**	**135,063**
Siguiri - Attributable 85%	105,581	95,414	96,653	104,741	128,764	137,446	122,100	135,063
MALI	**100,910**	**86,769**	**73,848**	**78,946**	**122,778**	**103,609**	**88,643**	**92,579**
Morila - Attributable 40%	99,282	76,254	83,011	79,071	117,814	90,194	100,339	95,080
Sadiola - Attributable 38%	98,058	91,160	100,845	93,454	129,199	109,626	108,523	104,270
Yatela - Attributable 40%	125,581	119,091	49,942	72,570	135,250	139,672	67,995	85,794
NAMIBIA	**118,198**	**114,627**	**85,460**	**94,430**	**142,749**	**120,359**	**101,693**	**108,140**
Navachab	118,198	114,627	85,460	94,430	142,749	120,359	101,693	108,140
TANZANIA	**174,653**	**156,518**	**103,153**	**101,930**	**232,677**	**207,723**	**133,407**	**135,538**
Geita	174,653	156,518	103,153	101,930	232,677	207,723	133,407	135,538
USA	**74,620**	**63,481**	**58,297**	**63,403**	**100,080**	**86,701**	**81,519**	**86,639**
Cripple Creek & Victor J.V.	68,916	60,401	56,156	60,589	94,354	83,611	79,372	83,815
ANGLOGOLD ASHANTI	**104,461**	**87,744**	**76,991**	**80,490**	**136,200**	**122,344**	**99,905**	**107,415**

[1] With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
	Cash gross profit (loss) - Rm [1]				Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts - Rm			
SOUTH AFRICA	**1,412**	**1,023**	**1,180**	**4,628**	**1,013**	**502**	**800**	**2,845**
Vaal River								
Great Noligwa	267	107	218	762	202	32	140	434
Kopanang	265	246	212	937	151	180	157	699
Moab Khotsong	33	(40)	3	(52)	11	(151)	(32)	(274)
Tau Lekoa	60	44	54	177	28	6	10	10
Surface Operations	60	66	84	287	54	61	77	262
West Wits								
Mponeng	488	351	353	1,502	404	263	280	1,159
Savuka	42	32	33	117	27	29	25	79
TauTona	197	218	223	897	135	83	143	476
ARGENTINA	**88**	**98**	**154**	**513**	**62**	**58**	**105**	**338**
Cerro Vanguardia - Attributable 92.50%	83	92	143	479	59	55	99	318
Minorities and exploration	5	6	11	34	3	3	6	20
AUSTRALIA	**258**	**319**	**311**	**1,308**	**168**	**228**	**232**	**960**
Sunrise Dam	258	319	311	1,308	168	228	232	960
BRAZIL	**404**	**372**	**311**	**1,308**	**299**	**277**	**254**	**987**
AngloGold Ashanti Brasil Mineração	260	252	178	835	184	178	149	617
Serra Grande - Attributable 50%	69	59	71	244	55	48	57	192
Minorities and exploration	75	61	62	229	60	51	48	178
GHANA	**254**	**(56)**	**181**	**485**	**90**	**(150)**	**62**	**25**
Iduapriem - Attributable 85% [2]	110	30	32	249	78	11	19	161
Obuasi	144	(86)	141	201	13	(160)	38	(165)
Minorities and exploration	-	-	8	35	(1)	(1)	5	29
GUINEA	**256**	**117**	**114**	**352**	**205**	**44**	**49**	**101**
Siguiri - Attributable 85%	199	92	94	280	156	28	36	60
Minorities and exploration	57	25	20	72	49	16	13	41
MALI	**257**	**206**	**231**	**809**	**195**	**165**	**183**	**646**
Morila - Attributable 40%	105	137	77	355	83	111	55	263
Sadiola - Attributable 38%	119	54	50	202	85	44	43	170
Yatela - Attributable 40%	32	15	104	252	28	10	85	213
NAMIBIA	**34**	**30**	**39**	**131**	**22**	**19**	**29**	**90**
Navachab	34	30	39	131	22	19	29	90
TANZANIA	**6**	**(53)**	**60**	**358**	**(98)**	**(110)**	**(13)**	**52**
Geita	6	(53)	60	358	(98)	(110)	(13)	52
USA	**221**	**247**	**164**	**742**	**167**	**190**	**107**	**518**
Cripple Creek & Victor J.V.	221	247	164	742	167	190	107	518
OTHER	**(10)**	**113**	**42**	**116**	**(28)**	**86**	**24**	**28**
ANGLOGOLD ASHANTI	**3,180**	**2,416**	**2,788**	**10,750**	**2,095**	**1,309**	**1,832**	**6,590**

[1] Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.
[2] With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
	Yield - oz/t				Gold produced - oz (000)			
SOUTH AFRICA					**498**	**563**	**567**	**2,328**
Vaal River								
Great Noligwa	0.250	0.202	0.245	0.220	107	116	124	483
Kopanang	0.203	0.225	0.197	0.211	90	104	96	418
Moab Khotsong	0.302	0.266	0.238	0.232	25	23	14	67
Tau Lekoa	0.117	0.116	0.108	0.106	35	40	43	165
Surface Operations	0.011	0.013	0.015	0.014	22	30	33	125
West Wits								
Mponeng	0.290	0.270	0.279	0.277	132	136	143	587
Savuka	0.174	0.196	0.204	0.195	14	17	18	73
TauTona [1]	0.254	0.273	0.291	0.282	74	97	96	409
ARGENTINA					**28**	**51**	**52**	**204**
Cerro Vanguardia - Attributable 92.50%	0.111	0.201	0.211	0.201	28	51	52	204
AUSTRALIA					**119**	**150**	**148**	**600**
Sunrise Dam [3]	0.120	0.141	0.135	0.142	119	150	148	600
BRAZIL					**93**	**112**	**90**	**408**
AngloGold Ashanti Brasil Mineração [1]	0.198	0.229	0.225	0.218	72	91	66	317
Serra Grande [1] - Attributable 50%	0.210	0.194	0.213	0.210	21	21	24	91
GHANA					**135**	**129**	**128**	**527**
Iduapriem - Attributable 85% [2]	0.053	0.055	0.055	0.054	47	45	27	167
Obuasi [1]	0.122	0.126	0.141	0.129	87	84	101	360
GUINEA					**93**	**83**	**73**	**280**
Siguiri [3] - Attributable 85%	0.038	0.034	0.031	0.031	93	83	73	280
MALI					**94**	**114**	**108**	**441**
Morila - Attributable 40%	0.091	0.114	0.089	0.098	40	52	41	180
Sadiola - Attributable 38%	0.092	0.087	0.073	0.081	36	40	31	140
Yatela [4] - Attributable 40%	0.063	0.076	0.095	0.101	17	22	35	120
NAMIBIA					**15**	**20**	**20**	**80**
Navachab	0.038	0.047	0.043	0.046	15	20	20	80
TANZANIA					**64**	**58**	**78**	**327**
Geita	0.048	0.043	0.053	0.059	64	58	78	327
USA					**58**	**89**	**64**	**282**
Cripple Creek & Victor J.V. [4]	0.016	0.016	0.016	0.016	58	89	64	282
ANGLOGOLD ASHANTI					**1,196**	**1,368**	**1,326**	**5,477**
Undergound Operations	0.203	0.203	0.211	0.204	648	723	717	2,948
Surface and Dump Reclamation	0.014	0.013	0.015	0.014	42	43	54	197
Open-pit Operations	0.061	0.068	0.066	0.068	426	484	453	1,904
Heap leach Operations [5]	0.019	0.021	0.021	0.021	80	118	102	428
					1,196	**1,368**	**1,326**	**5,477**

[1] The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.
[2] With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.
[3] The yield of Sunrise Dam and Siguiri represents open-pit operations.

[4] The yield of Yatela and the Cripple Creek & Victor Joint Venture reflects gold placed/tonnes placed.
[5] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
	Productivity per employee - oz				Gold sold - oz (000)			
SOUTH AFRICA	**6.17**	**6.95**	**7.32**	**7.31**	**471**	**560**	**564**	**2,341**
Vaal River								
Great Noligwa	5.40	5.70	6.20	5.95	101	116	124	487
Kopanang	5.94	6.92	6.40	6.93	85	104	97	421
Moab Khotsong	4.77	4.66	4.72	4.22	23	23	14	67
Tau Lekoa	4.05	4.72	5.19	4.93	33	40	42	166
Surface Operations	32.54	44.98	48.63	47.05	21	30	33	126
West Wits								
Mponeng	8.33	8.58	9.64	9.56	124	134	141	589
Savuka	4.69	5.33	5.69	5.65	14	17	18	74
TauTona	5.93	7.80	7.65	8.11	70	96	95	411
ARGENTINA	**13.39**	**25.71**	**26.34**	**25.57**	**47**	**35**	**52**	**187**
Cerro Vanguardia - Attributable 92.50%	13.39	25.71	26.34	25.57	47	35	52	187
AUSTRALIA	**92.54**	**128.41**	**128.19**	**127.85**	**115**	**154**	**145**	**597**
Sunrise Dam	92.54	140.15	139.95	140.05	115	154	145	597
BRAZIL	**17.28**	**21.57**	**18.74**	**20.20**	**98**	**108**	**97**	**407**
AngloGold Ashanti Brasil Mineração	16.21	21.23	16.63	18.88	78	87	70	311
Serra Grande - Attributable 50%	22.49	23.21	29.05	26.67	20	21	27	96
GHANA	**8.01**	**7.19**	**7.29**	**7.44**	**133**	**124**	**125**	**526**
Iduapriem - Attributable 85% [1]	18.27	16.87	12.58	17.85	47	44	27	164
Obuasi	6.14	5.51	6.55	5.86	86	80	98	362
GUINEA	**22.08**	**20.13**	**18.33**	**17.01**	**93**	**86**	**73**	**282**
Siguiri - Attributable 85%	22.08	20.13	18.33	17.01	93	86	73	282
MALI	**24.19**	**28.71**	**29.39**	**29.17**	**103**	**116**	**119**	**443**
Morila - Attributable 40%	26.46	33.47	27.49	29.71	41	56	43	178
Sadiola - Attributable 38%	24.30	25.98	21.98	24.15	43	37	38	142
Yatela - Attributable 40%	19.94	25.10	47.60	37.14	19	23	39	122
NAMIBIA	**11.59**	**13.34**	**20.24**	**16.35**	**15**	**21**	**22**	**83**
Navachab	11.59	13.34	20.24	16.35	15	21	22	83
TANZANIA	**10.20**	**8.66**	**12.00**	**12.98**	**60**	**66**	**78**	**328**
Geita	10.20	8.66	12.00	12.98	60	66	78	328
USA	**56.28**	**87.48**	**55.60**	**69.45**	**59**	**89**	**61**	**279**
Cripple Creek & Victor J.V.	56.28	87.48	55.60	69.45	59	89	61	279
ANGLOGOLD ASHANTI	**9.72**	**10.99**	**10.84**	**11.23**	**1,193**	**1,359**	**1,336**	**5,474**

[1] With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar / Imperial	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
	Total cash costs - $/oz				Total production costs - $/oz			
SOUTH AFRICA	**366**	**405**	**314**	**343**	**481**	**554**	**410**	**458**
Vaal River								
Great Noligwa	400	543	362	403	491	651	453	507
Kopanang	353	329	298	307	528	433	380	393
Moab Khotsong	578	693	577	668	702	1,640	923	1,234
Tau Lekoa	529	516	431	474	655	663	578	622
Surface Operations	357	357	252	305	393	383	280	333
West Wits								
Mponeng	253	304	256	264	343	394	329	348
Savuka	367	422	355	403	511	441	417	476
TauTona	386	357	279	317	516	554	398	464
ARGENTINA	**560**	**312**	**192**	**264**	**700**	**432**	**313**	**397**
Cerro Vanguardia - Attributable 92.50%	553	310	188	261	692	429	309	394
AUSTRALIA	**479**	**357**	**308**	**313**	**582**	**438**	**384**	**397**
Sunrise Dam	455	348	299	306	556	418	374	385
BRAZIL	**338**	**275**	**240**	**260**	**477**	**383**	**306**	**365**
AngloGold Ashanti Brasil Mineração	316	251	207	233	467	366	268	344
Serra Grande - Attributable 50%	290	292	233	263	388	372	314	351
GHANA	**494**	**463**	**410**	**432**	**687**	**859**	**545**	**634**
Iduapriem - Attributable 85% [1]	452	414	459	373	560	655	526	495
Obuasi	517	489	397	459	755	967	550	698
GUINEA	**436**	**439**	**416**	**464**	**529**	**632**	**526**	**599**
Siguiri - Attributable 85%	436	439	416	464	529	632	526	599
MALI	**417**	**399**	**318**	**350**	**508**	**476**	**382**	**410**
Morila - Attributable 40%	409	351	358	350	486	415	432	421
Sadiola - Attributable 38%	405	419	434	414	534	504	467	462
Yatela - Attributable 40%	522	547	216	322	563	642	294	381
NAMIBIA	**490**	**527**	**368**	**419**	**591**	**554**	**438**	**479**
Navachab	490	527	368	419	591	554	438	479
TANZANIA	**717**	**722**	**447**	**452**	**954**	**956**	**577**	**601**
Geita	717	722	447	452	954	956	577	601
USA	**307**	**291**	**251**	**282**	**412**	**398**	**351**	**385**
Cripple Creek & Victor J.V.	284	277	242	269	389	384	342	372
ANGLOGOLD ASHANTI	**430**	**404**	**332**	**357**	**561**	**563**	**430**	**476**

[1] With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.

Rounding of figures may result in computational discrepancies.

Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
	Cash gross profit (loss) - $m [1]				Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts - $m			
SOUTH AFRICA	**184**	**151**	**163**	**657**	**130**	**74**	**110**	**403**
Vaal River								
Great Noligwa	35	16	30	108	26	5	19	61
Kopanang	34	36	29	133	19	27	22	99
Moab Khotsong	4	(6)	-	(8)	1	(22)	(4)	(40)
Tau Lekoa	8	7	7	25	3	1	1	1
Surface Operations	8	10	12	41	7	9	11	37
West Wits								
Mponeng	63	52	49	214	52	39	39	165
Savuka	5	5	5	17	3	4	3	11
TauTona	26	32	31	128	17	12	20	67
ARGENTINA	**11**	**15**	**21**	**73**	**8**	**9**	**15**	**48**
Cerro Vanguardia - Attributable 92.50%	11	14	20	68	7	8	14	45
Minorities and exploration	-	1	1	5	1	1	1	3
AUSTRALIA	**35**	**47**	**43**	**186**	**23**	**34**	**32**	**137**
Sunrise Dam	35	47	43	186	23	34	32	137
BRAZIL	**54**	**55**	**43**	**186**	**40**	**41**	**35**	**141**
AngloGold Ashanti Brasil Mineração	35	37	25	119	25	26	21	88
Serra Grande - Attributable 50%	9	9	10	35	7	7	8	27
Minorities and exploration	10	9	8	32	8	8	6	26
GHANA	**34**	**(8)**	**25**	**68**	**12**	**(22)**	**9**	**3**
Iduapriem - Attributable 85% [2]	15	5	4	35	10	2	3	23
Obuasi	19	(12)	20	28	2	(23)	5	(24)
Minorities and exploration	-	(1)	1	5	-	(1)	1	4
GUINEA	**34**	**17**	**16**	**50**	**27**	**7**	**7**	**14**
Siguiri - Attributable 85%	27	14	13	40	21	4	5	9
Minorities and exploration	7	3	3	10	6	3	2	5
MALI	**34**	**30**	**32**	**115**	**26**	**24**	**25**	**92**
Morila - Attributable 40%	14	20	11	51	11	16	8	38
Sadiola - Attributable 38%	16	8	7	29	11	7	6	24
Yatela - Attributable 40%	4	2	14	35	4	1	12	30
NAMIBIA	**4**	**4**	**5**	**19**	**3**	**3**	**4**	**13**
Navachab	4	4	5	19	3	3	4	13
TANZANIA	**1**	**(8)**	**8**	**50**	**(13)**	**(16)**	**(2)**	**6**
Geita	1	(8)	8	50	(13)	(16)	(2)	6
USA	**29**	**36**	**23**	**106**	**22**	**28**	**15**	**74**
Cripple Creek & Victor J.V.	29	36	23	106	22	28	15	74
OTHER	**(1)**	**19**	**6**	**17**	**(4)**	**13**	**3**	**4**
ANGLOGOLD ASHANTI	**419**	**358**	**385**	**1,527**	**274**	**195**	**253**	**935**

[1] Gross profit (loss) adjusted for the loss on unrealised non-hedge derivatives and other commodity contracts plus amortisation of tangible and intangible assets, less non-cash revenues.

[2] With effect 1 September 2007, Anglogold Ashanti acquired the remaining 15% minority of Iduapriem.

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

GREAT NOLIGWA			Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	78	91	81	359	835	982	867	3,861
Milled	- 000 tonnes	/ - 000 tons	389	521	459	1,995	428	574	506	2,199
Yield	- g/t	/ - oz/t	8.56	6.94	8.41	7.54	0.250	0.202	0.245	0.220
Gold produced	- kg	/ - oz (000)	3,326	3,613	3,863	15,036	107	116	124	483
Gold sold	- kg	/ oz (000)	3,151	3,616	3,865	15,146	101	116	124	487
Price received	- R/kg	/ - $/oz - sold	183,420	150,200	141,089	142,595	751	691	606	631
Total cash costs	- R	/ - $ - ton milled	828	818	707	685	100	110	89	89
	- R/kg	/ - $/oz - produced	96,801	117,918	84,059	90,817	400	543	362	403
Total production costs	- R/kg	/ - $/oz - produced	118,554	141,474	105,277	114,220	491	651	453	507
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	167	238	226	232	5.38	7.64	7.26	7.45
Actual	- g	/ - oz	168	177	193	185	5.40	5.70	6.20	5.95
Target	- m²	/ - ft²	4.44	5.25	4.90	5.09	47.82	56.47	52.74	54.74
Actual	- m²	/ - ft²	3.92	4.48	4.02	4.41	42.18	48.19	43.30	47.52
FINANCIAL RESULTS (MILLION)										
Gold income			536	467	588	2,034	71	69	81	289
Cost of sales			375	512	406	1,726	50	76	56	246
Cash operating costs			320	424	324	1,359	43	63	45	194
Other cash costs			2	2	1	6	-	-	-	1
Total cash costs			322	426	325	1,366	43	63	45	195
Retrenchment costs			7	3	3	12	1	1	-	2
Rehabilitation and other non-cash costs			1	6	1	12	-	1	-	2
Production costs			330	436	329	1,389	44	64	45	198
Amortisation of tangible assets			64	75	78	328	9	11	11	47
Inventory change			(19)	-	(1)	8	(3)	-	-	1
			160	(45)	182	309	21	(7)	25	43
Realised non-hedge derivatives			42	76	(42)	125	5	11	(6)	18
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			202	32	140	434	26	5	19	61
Capital expenditure			40	94	52	261	5	14	7	37

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

KOPANANG				Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	99	114	114	456	1,064	1,224	1,229	4,912
Milled	- 000 tonnes	/	- 000 tons	402	419	442	1,797	443	462	487	1,981
Yield	- g/t	/	- oz/t	6.94	7.70	6.77	7.24	0.203	0.225	0.197	0.211
Gold produced	- kg	/	- oz (000)	2,794	3,229	2,989	13,013	90	104	96	418
Gold sold	- kg	/	oz (000)	2,639	3,230	3,007	13,099	85	104	97	421
Price received	- R/kg	/	- $/oz - sold	185,343	149,746	139,978	141,917	753	689	602	629
Total cash costs	- R	/	- $ - ton milled	594	550	468	501	72	74	59	65
	- R/kg	/	- $/oz - produced	85,530	71,498	69,223	69,201	353	329	298	307
Total production costs	- R/kg	/	- $/oz - produced	128,151	94,086	88,284	88,679	528	433	380	393
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	173	238	239	239	5.56	7.65	7.69	7.68
Actual	- g	/	- oz	185	215	199	215	5.94	6.92	6.40	6.93
Target	- m²	/	- ft²	6.60	7.70	7.69	7.68	71.03	82.83	82.76	82.62
Actual	- m²	/	- ft²	6.53	7.58	7.61	7.55	70.32	81.64	81.93	81.31
FINANCIAL RESULTS (MILLION)											
Gold income				443	416	454	1,759	58	62	63	250
Cost of sales				338	304	264	1,160	45	45	37	165
Cash operating costs				238	229	206	895	32	34	29	127
Other cash costs				1	2	1	5	-	-	-	1
Total cash costs				239	231	207	901	32	34	29	128
Retrenchment costs				4	2	1	7	1	-	-	1
Rehabilitation and other non-cash costs				1	4	1	9	-	1	-	1
Production costs				244	238	209	916	32	35	29	130
Amortisation of tangible assets				114	66	55	238	15	10	8	34
Inventory change				(20)	-	-	6	(3)	-	-	1
				105	113	190	599	14	17	26	85
Realised non-hedge derivatives				47	67	(33)	100	6	10	(5)	15
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				151	180	157	699	19	27	22	99
Capital expenditure				84	111	81	362	11	16	11	52

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

MOAB KHOTSONG				Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		11	11	7	36	122	119	71	383
Milled	- 000 tonnes	/ - 000 tons		74	80	54	262	81	88	59	289
Yield	- g/t	/ - oz/t		10.34	9.12	8.16	7.94	0.302	0.266	0.238	0.232
Gold produced	- kg	/ - oz (000)		764	726	439	2,081	25	23	14	67
Gold sold	- kg	/ - oz (000)		709	726	434	2,089	23	23	14	67
Price received	- R/kg	/ - $/oz	- sold	188,556	150,043	141,827	144,503	764	690	609	643
Total cash costs	- R	/ - $	- ton milled	1,468	1,373	1,095	1,193	175	184	137	155
	- R/kg	/ - $/oz	- produced	141,898	150,648	134,175	150,135	578	693	577	668
Total production costs	- R/kg	/ - $/oz	- produced	172,476	358,141	214,596	276,421	702	1,640	923	1,234
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		122	190	104	157	3.91	6.10	3.35	5.04
Actual	- g	/ - oz		148	145	147	131	4.77	4.66	4.72	4.22
Target	- m^2	/ - ft^2		2.40	3.59	2.63	3.15	25.78	38.64	28.28	33.93
Actual	- m^2	/ - ft^2		2.21	2.21	2.21	2.24	23.76	23.83	23.81	24.15
FINANCIAL RESULTS (MILLION)											
Gold income				119	94	66	278	16	14	9	40
Cost of sales				123	260	93	576	16	38	13	83
Cash operating costs				108	109	59	311	14	16	8	44
Other cash costs				1	1	-	2	-	-	-	-
Total cash costs				108	109	59	312	14	16	8	45
Retrenchment costs				1	-	-	1	-	-	-	-
Rehabilitation and other non-cash costs				-	39	-	39	-	6	-	6
Production costs				109	148	59	353	14	22	8	51
Amortisation of tangible assets				22	112	35	223	3	16	5	32
Inventory change				(9)	-	(1)	1	(1)	-	-	-
				(3)	(166)	(28)	(298)	-	(24)	(4)	(43)
Realised non-hedge derivatives				14	15	(4)	24	2	2	(1)	3
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				11	(151)	(32)	(274)	1	(22)	(4)	(40)
Capital expenditure				143	195	111	628	19	29	15	89

Rounding of figures may result in computational discrepancies.

South Africa

VAAL RIVER

TAU LEKOA				Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/	- 000 ft²	56	62	69	272	603	669	742	2,929
Milled	- 000 tonnes	/	- 000 tons	272	314	358	1,417	300	347	394	1,562
Yield	- g/t	/	- oz/t	4.01	3.97	3.70	3.62	0.117	0.116	0.108	0.106
Gold produced	- kg	/	- oz (000)	1,093	1,247	1,325	5,137	35	40	43	165
Gold sold	- kg	/	oz (000)	1,025	1,248	1,315	5,168	33	40	42	166
Price received	- R/kg	/	- $/oz - sold	186,014	149,084	141,315	142,391	757	686	607	630
Total cash costs	- R	/	- $ - ton milled	516	444	371	388	62	60	47	50
	- R/kg	/	- $/oz - produced	128,576	112,042	100,102	107,016	529	516	431	474
Total production costs	- R/kg	/	- $/oz - produced	158,512	143,944	134,273	140,507	655	663	578	622
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/	- oz	130	168	161	164	4.19	5.42	5.18	5.26
Actual	- g	/	- oz	126	147	161	153	4.05	4.72	5.19	4.93
Target	- m²	/	- ft²	6.97	8.69	8.66	8.69	75.03	93.59	93.19	93.53
Actual	- m²	/	- ft²	6.45	7.32	8.39	8.12	69.44	78.83	90.35	87.38
FINANCIAL RESULTS (MILLION)											
Gold income				173	161	199	693	23	24	28	98
Cost of sales				163	180	176	725	22	27	24	103
Cash operating costs				140	139	132	547	19	21	18	78
Other cash costs				1	1	-	3	-	-	-	-
Total cash costs				141	140	133	550	19	21	18	78
Retrenchment costs				1	1	1	3	-	-	-	-
Rehabilitation and other non-cash costs				-	1	-	1	-	-	-	-
Production costs				142	142	134	555	19	21	18	79
Amortisation of tangible assets				31	38	44	167	4	6	6	24
Inventory change				(11)	-	(2)	4	(1)	-	-	1
				11	(19)	23	(32)	1	(3)	3	(5)
Realised non-hedge derivatives				18	25	(13)	43	2	4	(2)	6
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				28	6	10	10	3	1	1	1
Capital expenditure				26	45	20	113	3	7	3	16

Rounding of figures may result in computational discrepancies.

South Africa
VAAL RIVER

SURFACE OPERATIONS				Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
Milled	- 000 tonnes	/ - 000 tons		1,841	2,005	2,045	7,994	2,030	2,210	2,254	8,811
Yield	- g/t	/ - oz/t		0.36	0.46	0.50	0.49	0.011	0.013	0.015	0.014
Gold produced	- kg	/ - oz (000)		670	920	1,023	3,903	22	30	33	125
Gold sold	- kg	/ - oz (000)		645	920	1,022	3,930	21	30	33	126
Price received	- R/kg	/ - $/oz	- sold	177,353	149,188	140,395	141,701	741	686	604	627
Total cash costs	- R	/ - $	- ton milled	31	36	29	34	4	5	4	4
	- R/kg	/ - $/oz	- produced	85,350	77,719	58,471	68,745	357	357	252	305
Total production costs	- R/kg	/ - $/oz	- produced	93,904	83,260	65,161	75,241	393	383	280	333
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		900	1,282	1,285	1,283	28.94	41.23	41.31	41.27
Actual	- g	/ - oz		1,012	1,399	1,513	1,463	32.54	44.98	48.63	47.05
FINANCIAL RESULTS (MILLION)											
Gold income				113	119	153	523	15	18	21	74
Cost of sales				61	77	66	295	8	11	9	42
Cash operating costs				57	71	60	268	8	11	8	38
Other cash costs				-	-	-	-	-	-	-	-
Total cash costs				57	71	60	268	8	11	8	38
Retrenchment costs				-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				57	71	60	268	8	11	8	38
Amortisation of tangible assets				6	5	7	25	1	1	1	4
Inventory change				(2)	-	-	2	-	-	-	-
				52	42	87	228	7	6	12	32
Realised non-hedge derivatives				2	19	(10)	34	-	3	(1)	5
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				54	61	77	262	7	9	11	37
Capital expenditure				-	(1)	1	5	-	-	-	1

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

MPONENG				Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/ - 000 ft²		84	76	87	354	899	816	937	3,810
Milled	- 000 tonnes	/ - 000 tons		412	456	464	1,922	454	503	511	2,118
Yield	- g/t	/ - oz/t		9.94	9.26	9.56	9.50	0.290	0.270	0.279	0.277
Gold produced	- kg	/ - oz (000)		4,093	4,223	4,435	18,260	132	136	143	587
Gold sold	- kg	/ - oz (000)		3,854	4,181	4,385	18,327	124	134	141	589
Price received	- R/kg	/ - $/oz	- sold	187,834	148,341	140,370	141,855	764	682	604	628
Total cash costs	- R	/ - $	- ton milled	608	611	567	566	73	82	71	73
	- R/kg	/ - $/oz	- produced	61,113	66,025	59,318	59,596	253	304	256	264
Total production costs	- R/kg	/ - $/oz	- produced	82,927	85,608	76,284	78,622	343	394	329	348
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		240	295	266	277	7.70	9.49	8.57	8.89
Actual	- g	/ - oz		259	267	300	297	8.33	8.58	9.64	9.56
Target	- m²	/ - ft²		5.14	5.81	5.36	5.64	55.28	62.53	57.67	60.73
Actual	- m²	/ - ft²		5.29	4.79	5.89	5.76	56.96	51.58	63.39	62.04
FINANCIAL RESULTS (MILLION)											
Gold income				636	564	559	2,497	84	83	77	355
Cost of sales				320	357	335	1,440	42	53	46	205
Cash operating costs				248	277	262	1,082	33	41	36	154
Other cash costs				2	2	1	6	-	-	-	1
Total cash costs				250	279	263	1,088	33	41	36	155
Retrenchment costs				4	1	1	6	-	-	-	1
Rehabilitation costs				1	(6)	1	(2)	-	(1)	-	-
Production costs				255	274	265	1,093	34	41	37	156
Amortisation of tangible assets				84	88	73	343	11	13	10	49
Inventory change				(19)	(4)	(3)	5	(3)	(1)	(1)	1
				316	207	224	1,056	41	31	31	150
Realised non-hedge derivatives				88	56	56	103	11	8	8	15
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				404	263	280	1,159	52	39	39	165
Capital expenditure				120	234	102	604	16	34	14	86

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

SAVUKA				Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/ - 000 ft²		13	17	16	70	140	179	175	759
Milled	- 000 tonnes	/ - 000 tons		75	80	81	341	83	89	90	376
Yield	- g/t	/ - oz/t		5.96	6.73	7.01	6.69	0.174	0.196	0.204	0.195
Gold produced	- kg	/ - oz (000)		448	540	571	2,284	14	17	18	73
Gold sold	- kg	/ - oz (000)		423	534	563	2,293	14	17	18	74
Price received	- R/kg	/ - $/oz	- sold	188,102	149,550	140,651	141,984	764	688	605	628
Total cash costs	- R	/ - $	- ton milled	526	616	579	609	64	83	73	79
	- R/kg	/ - $/oz	- produced	88,349	91,613	82,550	91,089	367	422	355	403
Total production costs	- R/kg	/ - $/oz	- produced	123,374	95,552	96,912	107,676	511	441	417	476
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		140	127	187	155	4.51	4.09	6.01	4.98
Actual	- g	/ - oz		146	166	177	176	4.69	5.33	5.69	5.65
Target	- m²	/ - ft²		4.42	5.89	5.64	5.82	47.62	63.43	60.73	62.64
Actual	- m²	/ - ft²		4.25	5.09	5.04	5.42	45.70	54.84	54.21	58.39
FINANCIAL RESULTS (MILLION)											
Gold income				70	72	72	313	9	11	10	45
Cost of sales				52	51	54	246	7	8	8	35
Cash operating costs				39	49	47	207	5	7	6	29
Other cash costs				-	-	-	1	-	-	-	-
Total cash costs				40	49	47	208	5	7	7	30
Retrenchment costs				1	-	-	1	-	-	-	-
Rehabilitation and other non-cash costs				-	(1)	-	-	-	-	-	-
Production costs				40	49	47	208	5	7	7	30
Amortisation of tangible assets				15	3	8	38	2	-	1	5
Inventory change				(3)	(1)	(1)	1	-	-	-	-
				18	21	18	67	2	3	2	9
Realised non-hedge derivatives				10	8	7	12	1	1	1	2
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				27	29	25	79	3	4	3	11
Capital expenditure				21	24	8	63	3	4	1	9

Rounding of figures may result in computational discrepancies.

South Africa

WEST WITS

TAUTONA			Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m^2	/ - 000 ft^2	42	41	51	205	452	438	548	2,208
Milled	- 000 tonnes	/ - 000 tons	259	315	291	1,290	286	347	321	1,422
Yield	- g/t	/ - oz/t	8.70	9.37	9.99	9.67	0.254	0.273	0.291	0.282
Gold produced	- kg	/ - oz (000)	2,258	2,946	2,906	12,473	73	95	93	401
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	123	148	148	555	136	163	163	612
Yield	- g/t	/ - oz/t	0.43	0.40	0.50	0.43	0.013	0.012	0.015	0.013
Gold produced	- kg	/ - oz (000)	53	59	75	241	2	2	2	8
TOTAL										
Yield [1]	- g/t	/ - oz/t	8.70	9.37	9.99	9.67	0.254	0.273	0.291	0.282
Gold produced	- kg	/ - oz (000)	2,311	3,005	2,981	12,714	74	97	96	409
Gold sold	- kg	/ - oz (000)	2,190	2,976	2,946	12,771	70	96	95	411
Price received	- R/kg	/ - $/oz - sold	186,420	148,121	140,762	141,775	761	682	605	627
Total cash costs	- R	/ - $ - ton milled	562	504	440	493	68	68	55	64
	- R/kg	/ - $/oz - produced	93,118	77,572	64,782	71,523	386	357	279	317
Total production costs	- R/kg	/ - $/oz - produced	124,319	120,443	92,322	104,676	516	554	398	464
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	186	316	335	328	5.99	10.17	10.76	10.54
Actual	- g	/ - oz	185	243	238	252	5.93	7.80	7.65	8.11
Target	- m^2	/ - ft^2	3.40	5.36	5.34	5.45	36.59	57.65	57.45	58.64
Actual	- m^2	/ - ft^2	3.36	3.28	4.06	4.07	36.13	35.35	43.75	43.81
FINANCIAL RESULTS (MILLION)										
Gold income			361	399	377	1,746	48	59	52	248
Cost of sales			273	358	272	1,335	36	53	38	190
Cash operating costs			214	231	192	904	29	34	27	129
Other cash costs			1	2	1	5	-	-	-	1
Total cash costs			215	233	193	909	29	35	27	130
Retrenchment costs			9	1	1	5	1	-	-	1
Rehabilitation and other non-cash costs			1	(7)	1	(4)	-	(1)	-	(1)
Production costs			225	227	195	910	30	34	27	130
Amortisation of tangible assets			62	135	80	421	8	20	11	60
Inventory change			(14)	(4)	(4)	4	(2)	(1)	(1)	1
			88	41	105	411	11	6	14	58
Realised non-hedge derivatives			48	42	38	65	6	6	5	9
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			135	83	143	476	17	12	20	67
Capital expenditure			91	178	98	500	12	26	14	71

[1] Total yield excludes the surface and dump reclamation.

Rounding of figures may result in computational discrepancies.

Argentina

CERRO VANGUARDIA - Atrributable 92.50%			Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	5,786	6,222	5,372	22,723	6,378	6,859	5,922	25,048
Treated	- 000 tonnes	/ - 000 tons	224	232	221	922	247	256	244	1,016
Stripping ratio	- t (mined total-mined ore) / t mined ore		23.87	25.14	19.91	23.08	23.87	25.14	19.91	23.08
Yield	- g/t	/ - oz/t	3.82	6.88	7.25	6.88	0.111	0.201	0.211	0.201
Gold in ore	- kg	/ - oz (000)	907	1,675	1,688	6,677	29	54	54	215
Gold produced	- kg	/ - oz (000)	856	1,597	1,603	6,338	28	51	52	204
Gold sold	- kg	/ - oz (000)	1,457	1,092	1,605	5,827	47	35	52	187
Price received	- R/kg	/ - $/oz - sold	185,194	142,712	140,084	140,720	743	660	603	621
Total cash costs	- R/kg	/ - $/oz - produced	132,332	67,404	43,657	58,807	553	310	188	261
Total production costs	- R/kg	/ - $/oz - produced	166,287	93,307	71,635	88,746	692	429	309	394
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	582	810	787	785	18.71	26.03	25.30	25.24
Actual	- g	/ - oz	417	800	819	795	13.39	25.71	26.34	25.57
FINANCIAL RESULTS (MILLION)										
Gold income			293	184	246	914	38	27	34	130
Cost of sales			198	105	132	524	26	16	18	75
Cash operating costs			85	91	48	293	12	13	7	42
Other cash costs			28	17	22	79	4	2	3	11
Total cash costs			113	108	70	373	15	16	10	53
Rehabilitation and other non-cash costs			5	5	-	29	1	1	-	4
Production costs			118	112	70	402	16	17	10	57
Amortisation of tangible assets			24	37	44	161	3	5	6	23
Inventory change			56	(44)	18	(38)	7	(6)	2	(6)
			94	78	113	390	12	12	16	55
Realised non-hedge derivatives			(35)	(23)	(14)	(72)	(5)	(3)	(2)	(10)
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			59	55	99	318	7	8	14	45
Capital expenditure			34	45	22	130	5	7	3	18

Rounding of figures may result in computational discrepancies.

Australia

SUNRISE DAM			Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - ooo tons	119	104	92	381	131	114	102	420
Treated	- 000 tonnes	/ - 000 tons	125	116	59	431	138	128	65	475
Yield	- g/t	/ - oz/t	4.95	4.92	9.03	5.74	0.144	0.143	0.263	0.167
Gold produced	- kg	/ - oz (000)	619	572	529	2,472	20	18	17	79
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	2,840	2,242	1,571	6,825	3,715	2,933	2,055	8,927
Treated	- 000 tonnes	/ - 000 tons	752	847	881	3,332	829	934	971	3,673
Stripping ratio	- t (mined total-mined ore) / t mined ore		10.95	4.05	2.72	2.07	10.95	4.05	2.72	2.07
Yield	- g/t	/ - oz/t	4.10	4.84	4.63	4.86	0.120	0.141	0.135	0.142
Gold produced	- kg	/ - oz (000)	3,088	4,101	4,076	16,203	99	132	131	521
TOTAL										
Yield [1]	- g/t	/ - oz/t	4.10	4.84	4.63	4.86	0.120	0.141	0.135	0.142
Gold produced	- kg	/ - oz (000)	3,707	4,673	4,605	18,675	119	150	148	600
Gold sold	- kg	/ - oz (000)	3,583	4,796	4,522	18,581	115	154	145	597
Price received	- R/kg	/ - $/oz - sold	182,189	150,439	140,853	142,785	752	693	605	633
Total cash costs	- R/kg	/ - $/oz - produced	111,183	75,697	69,550	68,951	455	348	299	306
Total production costs	- R/kg	/ - $/oz - produced	135,374	90,855	86,907	86,866	556	418	374	385
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	3,824	4,715	4,563	4,671	122.95	151.58	146.70	150.17
Actual	- g	/ - oz	2,878	4,359	4,353	4,356	92.54	140.15	139.95	140.05
FINANCIAL RESULTS (MILLION)										
Gold income			727	684	559	2,441	96	101	77	348
Cost of sales			485	494	405	1,693	64	73	56	241
Cash operating costs			391	333	303	1,214	51	49	42	173
Other cash costs			21	21	17	73	3	3	2	10
Total cash costs			412	354	320	1,288	54	52	44	183
Rehabilitation and other non-cash costs			-	(20)	1	(14)	-	(3)	-	(2)
Production costs			412	334	322	1,274	54	49	45	181
Amortisation of tangible assets			90	91	78	348	12	13	11	50
Inventory change			(17)	69	5	71	(2)	10	1	10
			242	191	154	748	33	28	21	107
Realised non-hedge derivatives			(74)	37	78	212	(10)	6	11	30
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			168	228	232	960	23	34	32	137
Capital expenditure			31	68	41	207	4	10	6	30

[1] Total yield excludes the underground operations.

Rounding of figures may result in computational discrepancies.

Brazil

ANGLOGOLD ASHANTI BRASIL MINERAÇÃO			Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	304	332	235	1,192	335	366	259	1,314
Treated	- 000 tonnes	/ - 000 tons	308	334	255	1,210	340	368	282	1,334
Yield	- g/t	/ - oz/t	6.77	7.84	7.71	7.48	0.198	0.229	0.225	0.218
Gold produced	- kg	/ - oz (000)	2,086	2,616	1,970	9,047	67	84	63	291
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	684	1,253	993	5,148	754	1,382	1,095	5,674
Placed [1]	- 000 tonnes	/ - 000 tons	43	51	30	203	48	56	33	223
Stripping ratio	- t (mined total-mined ore) / t mined ore		14.41	24.11	31.94	24.44	14.41	24.11	31.94	24.44
Yield [2]	- g/t	/ - oz/t	5.26	4.28	3.13	4.15	0.153	0.125	0.091	0.121
Gold placed [3]	- kg	/ - oz (000)	227	217	95	840	7	7	3	27
Gold produced	- kg	/ - oz (000)	165	210	94	804	5	7	3	26
TOTAL										
Yield [4]	- g/t	/ - oz/t	6.77	7.84	7.71	7.48	0.198	0.229	0.225	0.218
Gold produced	- kg	/ - oz (000)	2,251	2,826	2,064	9,851	72	91	66	317
Gold sold	- kg	/ - oz (000)	2,432	2,706	2,171	9,679	78	87	70	311
Price received	- R/kg	/ - $/oz - sold	178,069	149,078	140,002	142,718	743	686	602	633
Total cash costs	- R/kg	/ - $/oz - produced	76,600	54,489	48,230	52,472	316	251	207	233
Total production costs	- R/kg	/ - $/oz - produced	113,174	79,432	62,290	77,442	467	366	268	344
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	540	719	422	607	17.37	23.10	13.56	19.52
Actual	- g	/ - oz	504	660	517	587	16.21	21.23	16.63	18.88
FINANCIAL RESULTS (MILLION)										
Gold income			483	303	259	1,165	65	45	36	166
Cost of sales			249	225	155	765	33	33	21	109
Cash operating costs			167	149	96	501	22	22	13	71
Other cash costs			6	5	3	16	1	1	-	2
Total cash costs			172	154	100	517	23	23	14	74
Rehabilitation and other non-cash costs			7	(3)	-	28	1	-	-	4
Production costs			179	151	100	545	24	22	14	78
Amortisation of tangible assets			75	74	29	218	10	11	4	31
Inventory change			(6)	1	26	2	-	-	4	-
			234	78	104	401	31	12	14	57
Realised non-hedge derivatives			(50)	100	45	216	(6)	15	6	31
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			184	178	149	617	25	26	21	88
Capital expenditure			123	158	234	820	16	24	32	117

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.

Brazil

SERRA GRANDE - Attributable 50%			Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	83	93	92	367	91	103	102	405
Treated	- 000 tonnes	/ - 000 tons	78	82	101	372	86	90	111	410
Yield	- g/t	/ - oz/t	7.19	6.65	7.31	7.21	0.210	0.194	0.213	0.210
Gold produced	- kg	/ - oz (000)	561	542	738	2,682	18	17	24	86
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	129	139	-	304	143	153	-	335
Treated	- 000 tonnes	/ - 000 tons	21	19	-	37	23	21	-	41
Stripping ratio	- t (mined total-mined ore) / t mined ore		4.19	7.44	-	7.54	4.19	7.44	-	7.54
Yield	- g/t	/ - oz/t	3.85	6.02	-	4.19	0.112	0.176	-	0.122
Gold in ore	- kg	/ - oz (000)	86	120	-	168	3	4	-	5
Gold produced	- kg	/ - oz (000)	80	112	-	156	3	4	-	5
TOTAL										
Yield [1]	- g/t	/ - oz/t	7.19	6.65	7.31	7.21	0.210	0.194	0.213	0.210
Gold produced	- kg	/ - oz (000)	641	654	738	2,838	21	21	24	91
Gold sold	- kg	/ - oz (000)	621	658	855	2,978	20	21	27	96
Price received	- R/kg	/ - $/oz - sold	183,265	149,562	139,874	141,826	755	688	601	626
Total cash costs	- R/kg	/ - $/oz - produced	70,185	63,381	54,131	59,428	290	292	233	263
Total production costs	- R/kg	/ - $/oz - produced	94,042	80,962	73,030	79,317	388	372	314	351
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	680	685	890	807	21.85	22.03	28.63	25.96
Actual	- g	/ - oz	700	722	904	830	22.49	23.21	29.05	26.67
FINANCIAL RESULTS (MILLION)										
Gold income			136	79	105	370	18	12	14	53
Cost of sales			59	50	63	230	8	7	9	33
Cash operating costs			42	38	37	157	6	6	5	22
Other cash costs			3	3	3	12	-	-	-	2
Total cash costs			45	41	40	169	6	6	6	24
Rehabilitation and other non-cash costs			1	1	-	5	-	-	-	1
Production costs			46	42	40	174	6	6	6	25
Amortisation of tangible assets			15	11	14	51	2	2	2	7
Inventory change			(1)	(3)	9	5	-	-	1	1
			77	28	42	140	10	4	6	20
Realised non-hedge derivatives			(22)	20	15	52	(3)	3	2	7
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			55	48	57	192	7	7	8	27
Capital expenditure			27	22	14	84	4	3	2	12

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.

Ghana

IDUAPRIEM- Attributable 85% [1]			Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	4,502	5,285	5,123	20,385	4,963	5,825	5,647	22,471
Treated	- 000 tonnes	/ - 000 tons	815	729	453	2,807	898	804	499	3,094
Stripping ratio	- t (mined total-mined ore) / t mined ore		4.13	4.72	6.60	5.95	4.13	4.72	6.60	5.95
Yield	- g/t	/ - oz/t	1.81	1.90	1.87	1.85	0.053	0.055	0.055	0.054
Gold in ore	- kg	/ - oz (000)	1,616	1,491	1,327	5,956	52	48	43	191
Gold produced	- kg	/ - oz (000)	1,471	1,387	848	5,192	47	45	27	167
Gold sold	- kg	/ - oz (000)	1,459	1,384	848	5,115	47	44	27	164
Price received	- R/kg	/ - $/oz - sold	182,097	148,744	137,840	141,950	753	684	594	631
Total cash costs	- R/kg	/ - $/oz - produced	109,611	90,069	106,413	84,058	452	414	459	373
Total produced costs	- R/kg	/ - $/oz - produced	136,025	142,865	122,137	111,340	560	655	526	495
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	562	679	592	640	18.08	21.83	19.04	20.57
Actual	- g	/ - oz	568	525	391	555	18.27	16.87	12.58	17.85
FINANCIAL RESULTS (MILLION)										
Gold income			289	213	114	715	38	31	16	102
Cost of sales			187	195	98	565	25	29	14	81
Cash operating costs			150	116	86	407	20	17	12	58
Other cash costs			11	8	5	30	2	1	1	4
Total cash costs			161	125	90	436	21	18	13	62
Rehabilitation and other non-cash costs			7	54	-	54	1	8	-	8
Production costs			168	179	90	490	22	26	13	70
Amortisation of tangible assets			32	19	13	88	4	3	2	13
Inventory change			(13)	(3)	(5)	(13)	(2)	-	(1)	(2)
			102	18	16	150	13	3	2	21
Realised non-hedge derivatives			(23)	(7)	3	11	(3)	(1)	-	2
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			78	11	19	161	10	2	3	23
Capital expenditure			58	105	8	162	8	15	1	23

[1] Effective 1 September 2007, the minority shareholdings of the International Finance Corporation (10%) and Government of Ghana (5%) were acquired and Iduapriem is now fully owned by AngloGold Ashanti.

Rounding of figures may result in computational discrepancies.

Ghana

OBUASI			Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	435	451	480	1,901	479	497	529	2,096
Treated	- 000 tonnes	/ - 000 tons	506	519	524	2,075	558	572	578	2,288
Yield	- g/t	/ - oz/t	4.19	4.34	4.83	4.43	0.122	0.126	0.141	0.129
Gold produced	- kg	/ - oz (000)	2,123	2,250	2,531	9,198	68	72	81	296
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	861	834	1,082	3,880	949	919	1,193	4,277
Yield	- g/t	/ - oz/t	0.69	0.43	0.55	0.51	0.020	0.013	0.016	0.015
Gold produced	- kg	/ - oz (000)	595	361	596	1,998	19	12	19	64
TOTAL										
Yield [1]	- g/t	/ - oz/t	4.19	4.34	4.83	4.43	0.122	0.126	0.141	0.129
Gold produced	- kg	/ - oz (000)	2,718	2,611	3,127	11,196	87	84	101	360
Gold sold	- kg	/ - oz (000)	2,669	2,485	3,038	11,246	86	80	98	362
Price received	- R/kg	/ - $/oz - sold	185,917	150,169	138,361	141,466	762	691	597	626
Total cash costs	- R/kg	/ - $/oz - produced	127,301	106,434	92,224	103,931	517	489	397	459
Total production costs	- R/kg	/ - $/oz - produced	185,552	210,918	127,711	157,404	755	967	550	698
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	196	336	326	335	6.29	10.79	10.49	10.78
Actual	- g	/ - oz	191	171	204	182	6.14	5.51	6.55	5.86
FINANCIAL RESULTS (MILLION)										
Gold income			546	388	414	1,567	72	57	57	223
Cost of sales			484	534	382	1,756	64	79	53	250
Cash operating costs			322	262	271	1,101	42	39	38	156
Other cash costs			22	16	17	63	3	2	2	9
Total cash costs			344	278	288	1,164	45	41	40	165
Retrenchment costs			-	78	-	97	-	12	-	14
Rehabilitation and other non-cash costs			27	120	7	136	4	18	1	20
Production costs			371	476	296	1,397	49	70	41	199
Amortisation of tangible assets			131	75	104	365	17	11	14	52
Inventory change			(18)	(17)	(17)	(7)	(2)	(3)	(2)	(1)
			63	(145)	31	(189)	8	(21)	4	(27)
Realised non-hedge derivatives			(50)	(15)	7	24	(6)	(2)	1	3
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			13	(160)	38	(165)	2	(23)	5	(24)
Capital expenditure			138	153	182	663	18	23	25	94

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.

Guinea

SIGUIRI - Attributable 85%			Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	7,397	5,887	4,288	19,281	8,154	6,489	4,727	21,254
Treated	- 000 tonnes	/ - 000 tons	2,205	2,181	2,136	8,306	2,431	2,404	2,355	9,156
Stripping ratio	- t (mined total-mined ore) / t mined ore		1.21	1.20	1.07	0.89	1.21	1.20	1.07	0.89
Yield	- g/t	/ - oz/t	1.32	1.18	1.06	1.05	0.038	0.034	0.031	0.031
Gold produced	- kg	/ - oz (000)	2,901	2,567	2,270	8,715	93	83	73	280
Gold sold	- kg	/ - oz (000)	2,885	2,661	2,280	8,769	93	86	73	282
Price received	- R/kg	/ - $/oz - sold	182,098	150,901	141,433	142,982	753	694	607	634
Total cash costs	- R/kg	/ - $/oz - produced	105,581	95,414	96,653	104,741	436	439	416	464
Total production costs	- R/kg	/ - $/oz - produced	128,764	137,446	122,100	135,063	529	632	526	599
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	590	313	280	297	18.97	10.05	9.00	9.56
Actual	- g	/ - oz	687	626	570	529	22.08	20.13	18.33	17.01
FINANCIAL RESULTS (MILLION)										
Gold income			558	411	318	1,238	74	61	44	177
Cost of sales			369	374	286	1,193	49	55	40	170
Cash operating costs			228	189	172	736	30	28	24	105
Other cash costs			79	56	47	176	10	8	7	25
Total cash costs			306	245	219	913	41	36	30	130
Rehabilitation and other non-cash costs			24	44	-	45	3	6	-	7
Production costs			330	289	220	958	44	43	30	137
Amortisation of tangible assets			43	64	57	219	6	9	8	31
Inventory change			(4)	21	9	16	-	3	1	2
			189	38	32	45	25	6	4	6
Realised non-hedge derivatives			(33)	(10)	4	16	(4)	(1)	1	2
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			156	28	36	60	21	4	5	9
Capital expenditure			37	32	12	124	5	5	2	18

Rounding of figures may result in computational discrepancies.

Mali

			Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
MORILA - Attributable 40%			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	840	1,053	730	3,630	1,099	1,377	955	4,748
Mined	- 000 tonnes	/ - 000 tons	2,280	2,680	2,006	9,544	2,514	2,954	2,211	10,520
Treated	- 000 tonnes	/ - 000 tons	403	411	422	1,665	444	453	465	1,836
Stripping ratio	- t (mined total-mined ore) / t mined ore		2.72	2.98	4.36	3.76	2.72	2.98	4.36	3.76
Yield	- g/t	/ - oz/t	3.12	3.91	3.04	3.36	0.091	0.114	0.089	0.098
Gold produced	- kg	/ - oz (000)	1,257	1,607	1,284	5,596	40	52	41	180
Gold sold	- kg	/ - oz (000)	1,283	1,729	1,333	5,551	41	56	43	178
Price received	- R/kg	/ - $/oz	- sold	180,233	148,220	139,606	142,160	750	682	601	631
Total cash costs	- R/kg	/ - $/oz	- produced	99,282	76,254	83,011	79,071	409	351	358	350
Total production costs	- R/kg	/ - $/oz	- produced	117,814	90,194	100,339	95,080	486	415	432	421
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	967	1,383	1,109	1,229	31.10	44.45	35.66	39.51
Actual	- g	/ - oz	823	1,041	855	924	26.46	33.47	27.49	29.71
FINANCIAL RESULTS (MILLION)										
Gold income			231	256	186	789	31	38	26	113
Cost of sales			149	145	131	526	20	21	18	75
Cash operating costs			105	102	91	378	14	15	13	54
Other cash costs			20	20	15	65	3	3	2	9
Total cash costs			125	123	107	443	17	18	15	63
Rehabilitation and other non-cash costs			-	(3)	1	(2)	-	-	-	-
Production costs			125	120	107	441	17	18	15	63
Amortisation of tangible assets			23	25	22	92	3	4	3	13
Inventory change			1	-	2	(6)	-	-	-	(1)
			83	111	55	263	11	16	8	38
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			83	111	55	263	11	16	8	38
Capital expenditure			1	2	1	5	-	-	-	1

Rounding of figures may result in computational discrepancies.

Mali

SADIOLA - Attributable 38%			Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	1,367	1,487	1,455	5,374	1,788	1,945	1,903	7,029
Mined	- 000 tonnes	/ - 000 tons	2,629	2,834	2,887	10,458	2,898	3,124	3,182	11,528
Treated	- 000 tonnes	/ - 000 tons	359	418	391	1,580	396	460	431	1,741
Stripping ratio	- t (mined total-mined ore) / t mined ore		2.52	3.45	4.61	3.70	2.52	3.45	4.61	3.70
Yield	- g/t	/ - oz/t	3.16	3.00	2.50	2.76	0.092	0.087	0.073	0.081
Gold produced	- kg	/ - oz (000)	1,135	1,252	977	4,366	36	40	31	140
Gold sold	- kg	/ - oz (000)	1,337	1,166	1,180	4,423	43	37	38	142
Price received	- R/kg	/ - $/oz - sold	187,012	149,708	139,019	141,765	768	689	599	628
Total cash costs	- R/kg	/ - $/oz - produced	98,058	91,160	100,845	93,454	405	419	434	414
Total production costs	- R/kg	/ - $/oz - produced	129,199	109,626	108,523	104,270	534	504	467	462
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	651	1,185	1,187	1,161	20.93	38.09	38.15	37.32
Actual	- g	/ - oz	756	808	684	751	24.30	25.98	21.98	24.15
FINANCIAL RESULTS (MILLION)										
Gold income			250	175	164	627	33	26	23	89
Cost of sales			165	130	121	458	22	19	17	65
Cash operating costs			93	99	86	357	12	15	12	51
Other cash costs			18	15	12	51	2	2	2	7
Total cash costs			111	114	99	408	15	17	14	58
Rehabilitation and other non-cash costs			1	14	-	15	-	2	-	2
Production costs			113	128	99	423	15	19	14	60
Amortisation of tangible assets			34	9	7	32	5	1	1	5
Inventory change			19	(7)	15	2	3	(1)	2	-
			85	44	43	170	11	7	6	24
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			85	44	43	170	11	7	6	24
Capital expenditure			6	22	6	40	1	3	1	6

Rounding of figures may result in computational discrepancies.

Mali

YATELA - Attributable 40%			Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	1,023	1,374	1,690	6,019	1,128	1,515	1,863	6,634
Placed [1]	- 000 tonnes	/ - 000 tons	294	349	287	1,232	324	385	316	1,358
Stripping ratio	- t (mined total-mined ore) / t mined ore		14.47	9.21	8.57	8.11	14.47	9.21	8.57	8.11
Yield [2]	- g/t	/ - oz/t	2.17	2.60	3.25	3.46	0.063	0.076	0.095	0.101
Gold placed [3]	- kg	/ - oz (000)	637	905	932	4,259	20	29	30	137
Gold produced	- kg	/ - oz (000)	532	677	1,093	3,742	17	22	35	120
Gold sold	- kg	/ - oz (000)	588	701	1,201	3,794	19	23	39	122
Price received	- R/kg	/ - $/oz - sold	181,576	149,022	139,121	140,927	755	685	599	621
Total cash costs	- R/kg	/ - $/oz - produced	125,581	119,091	49,942	72,570	522	547	216	322
Total production costs	- R/kg	/ - $/oz - produced	135,250	139,672	67,995	85,794	563	642	294	381
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	577	776	1,237	1,082	18.56	24.94	39.77	34.80
Actual	- g	/ - oz	620	781	1,481	1,155	19.94	25.10	47.60	37.14
FINANCIAL RESULTS (MILLION)										
Gold income			107	104	167	535	14	15	23	76
Cost of sales			79	95	82	322	11	14	11	46
Cash operating costs			59	72	42	230	8	11	6	33
Other cash costs			8	8	13	42	1	1	2	6
Total cash costs			67	81	55	272	9	12	8	39
Rehabilitation and other non-cash costs			1	8	1	10	-	1	-	2
Production costs			67	89	55	282	9	13	8	40
Amortisation of tangible assets			4	6	19	39	1	1	3	6
Inventory change			7	-	8	1	1	-	1	-
			28	10	85	213	4	1	12	30
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			28	10	85	213	4	1	12	30
Capital expenditure			5	2	5	15	1	-	1	2

[1] Tonnes / Tons placed on to leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.

Namibia

			Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
NAVACHAB			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	615	661	812	2,856	804	864	1,062	3,735
Mined	- 000 tonnes	/ - 000 tons	1,641	1,768	2,022	7,276	1,809	1,949	2,228	8,020
Treated	- 000 tonnes	/ - 000 tons	358	388	418	1,597	395	428	461	1,760
Stripping ratio	- t (mined total-mined ore) / t mined ore		9.65	3.97	5.42	4.43	9.65	3.97	5.42	4.43
Yield	- g/t	/ - oz/t	1.31	1.61	1.47	1.56	0.038	0.047	0.043	0.046
Gold produced	- kg	/ - oz (000)	469	624	614	2,496	15	20	20	80
Gold sold	- kg	/ - oz (000)	461	644	675	2,581	15	21	22	83
Price received	- R/kg	/ - $/oz - sold	182,775	149,169	138,759	141,218	756	686	598	625
Total cash costs	- R/kg	/ - $/oz - produced	118,198	114,627	85,460	94,430	490	527	368	419
Total production costs	- R/kg	/ - $/oz - produced	142,749	120,359	101,693	108,140	591	554	438	479
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	436	458	479	485	14.03	14.73	15.41	15.59
Actual	- g	/ - oz	361	415	629	509	11.59	13.34	20.24	16.35
FINANCIAL RESULTS (MILLION)										
Gold income			84	96	94	364	11	14	13	52
Cost of sales			62	77	65	275	8	11	9	39
Cash operating costs			52	68	49	222	7	10	7	32
Other cash costs			4	3	4	13	-	-	-	2
Total cash costs			55	71	52	236	7	11	7	34
Rehabilitation and other non-cash costs			-	(8)	-	(8)	-	(1)	-	(1)
Production costs			55	64	52	228	7	9	7	33
Amortisation of tangible assets			12	11	10	42	2	2	1	6
Inventory change			(5)	2	3	5	(1)	-	-	1
			22	19	29	90	3	3	4	13
Realised non-hedge derivatives			-	-	-	-	-	-	-	-
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			22	19	29	90	3	3	4	13
Capital expenditure			14	24	3	43	2	3	-	6

Rounding of figures may result in computational discrepancies.

Tanzania

GEITA		Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
		Rand / Metric				Dollar / Imperial			
OPERATING RESULTS									
OPEN-PIT OPERATION									
Volume mined	- 000 bcm / - 000 bcy	5,443	6,307	5,150	24,031	7,120	8,249	6,737	31,432
Mined	- 000 tonnes / - 000 tons	14,316	16,460	13,894	63,206	15,780	18,144	15,316	69,673
Treated	- 000 tonnes / - 000 tons	1,193	1,230	1,339	5,066	1,315	1,356	1,476	5,584
Stripping ratio	- t (mined total-mined ore) / t mined ore	10.72	8.65	10.58	10.55	10.72	8.65	10.58	10.55
Yield	- g/t / - oz/t	1.66	1.46	1.80	2.01	0.048	0.043	0.053	0.059
Gold produced	- kg / - oz (000)	1,984	1,801	2,412	10,166	64	58	78	327
Gold sold	- kg / - oz (000)	1,860	2,059	2,421	10,205	60	66	78	328
Price received	- R/kg / - $/oz - sold	184,367	145,675	138,914	141,097	758	671	599	623
Total cash costs	- R/kg / - $/oz - produced	174,653	156,518	103,153	101,930	717	722	447	452
Total production costs	- R/kg / - $/oz - produced	232,677	207,723	133,407	135,538	954	956	577	601
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	356	819	625	795	11.46	26.32	20.10	25.56
Actual	- g / - oz	317	269	373	404	10.20	8.66	12.00	12.98
FINANCIAL RESULTS (MILLION)									
Gold income		445	111	195	807	59	16	27	114
Cost of sales		441	410	349	1,388	58	61	49	198
Cash operating costs		328	265	232	967	43	39	32	138
Other cash costs		13	11	11	48	2	2	2	7
Total cash costs		340	276	243	1,015	45	41	34	145
Rehabilitation and other non-cash costs		11	35	-	35	1	5	-	5
Production costs		352	311	243	1,050	46	46	34	150
Amortisation of tangible assets		104	57	73	307	14	8	10	43
Inventory change		(15)	42	33	32	(2)	6	5	5
		4	(299)	(155)	(581)	1	(44)	(22)	(84)
Realised non-hedge derivatives		(102)	189	142	633	(14)	28	20	90
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts		(98)	(110)	(13)	52	(13)	(16)	(2)	6
Capital expenditure		25	78	25	187	3	11	3	27

Rounding of figures may result in computational discrepancies.

USA

CRIPPLE CREEK & VICTOR J.V.			Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007	Quarter ended March 2008	Quarter ended December 2007	Quarter ended March 2007	Year ended December 2007
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	11,532	12,337	12,036	48,554	12,711	13,599	13,267	53,522
Placed [1]	- 000 tonnes	/ - 000 tons	5,071	5,452	4,864	20,907	5,590	6,010	5,361	23,046
Stripping ratio	- t (mined total-mined ore) / t mined ore		1.16	1.22	1.62	1.35	1.16	1.22	1.62	1.35
Yield [2]	- g/t	/ - oz/t	0.54	0.55	0.56	0.53	0.016	0.016	0.016	0.016
Gold placed [3]	- kg	/ - oz (000)	2,749	2,993	2,738	11,143	88	96	88	358
Gold produced	- kg	/ - oz (000)	1,791	2,778	1,980	8,766	58	89	64	282
Gold sold	- kg	/ - oz (000)	1,825	2,764	1,892	8,692	59	89	61	279
Price received	- R/kg	/ - $/oz - sold	184,139	152,843	139,842	144,073	757	702	601	640
Total cash costs [4]	- R/kg	/ - $/oz - produced	68,916	60,401	56,156	60,589	284	277	242	269
Total production costs	- R/kg	/ - $/oz - produced	94,354	83,611	79,372	83,815	389	384	342	372
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	1,747	2,467	2,155	2,405	56.16	79.32	69.28	77.31
Actual	- g	/ - oz	1,750	2,721	1,729	2,160	56.28	87.48	55.60	69.45
FINANCIAL RESULTS (MILLION)										
Gold income			369	280	161	813	48	41	22	116
Cost of sales			169	232	157	735	22	34	22	105
Cash operating costs			212	200	183	766	28	29	25	109
Other cash costs			10	(4)	6	15	1	(1)	1	2
Total cash costs			222	196	189	781	29	29	26	111
Rehabilitation and other non-cash costs			11	19	3	29	1	3	-	4
Production costs			232	215	192	810	31	32	27	115
Amortisation of tangible assets			54	57	56	224	7	8	8	32
Inventory change			(117)	(39)	(91)	(299)	(16)	(6)	(13)	(42)
			200	48	4	78	26	7	1	11
Realised non-hedge derivatives			(33)	143	103	440	(4)	21	14	63
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			167	190	107	518	22	28	15	74
Capital expenditure			90	32	47	160	12	5	7	23

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.

Administrative information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young Inc

Offices
Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan *

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
R E Bannerman [†]
Mrs E le R Bradley
J H Mensah [†]
W A Nairn
Prof W L Nkuhlu
S M Pityana
S R Thompson *

* British	# American	[†] Ghanaian
~ Australian		

Officers
Managing Secretary: Ms Y Z Simelane
Company Secretary: Ms L Eatwell

Contacts
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com

Himesh Persotam
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail: hpersotam@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975

ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in USA) or +9 610 382 7836 outside USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase and dividend reinvestment plan for AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 6, 2007,

By: /s/ L Eatwell
Name: L Eatwell
Title: Company Secretary